1-14671

02024498

P.E 12-31-2001

WORONOCO® BANCORP, INC.

2001 Annual Report

PROCESSED

MAR 2 6 2002

THOMSON
FINANCIAL

Dear Shareholders:

2001 was an important year for Woronoco Bancorp, Inc. and its subsidiaries Woronoco Savings Bank and Agan Insurance Agency, Inc. Several positive factors influenced our 2001 financial results including solid growth in loans and core deposits, sound asset quality and significant share repurchases. Additionally, the relocation of our Ludlow branch and the opening of a new full service branch in East Longmeadow enabled us to enhance and expand our presence in these markets.

Financial Results: As of December 31, 2001, our assets increased by $26 million, or 4%, to $668 million. Total loans increased $36 million, or 9%, to $427 million at year end. Loan growth was strong across most segments of the portfolio including increases of 8% in residential mortgages and 29% in commercial mortgages and construction loans.

Core deposits increased $33 million, or 21%, to $189 million, reflecting strong demand for our products--particularly checking accounts. Fee income increased $196 thousand, or 9%, in 2001 due primarily to higher fees associated with the solid growth in core deposit accounts. We are pleased with our performance and look forward to growth that places us among the largest financial service companies in Hampden and Hampshire Counties.

A Growing Franchise: One of the strongest indicators of our increasing franchise value continues to be growth in checking accounts. By year end, the total number of checking accounts increased by 10%. We are pleased with this growth as we continue to focus on building customer relationships and increasing core deposits.

We made great strides toward becoming a provider of a complete array of financial services in 2001 with the purchase of our second insurance agency Keyes & Mattson Insurance Agency, Inc. Following the acquisition we merged the agency with our existing subsidiary Agan Insurance. The new agency operates under the name Keyes, Mattson & Agan Insurance Agency, Inc. We plan to bring insurance products and services to all markets including northern Connecticut, as we strive to increase accounts and grow this area of our business. We look forward to introducing cross-sell marketing programs promoting banking and insurance to our combined customer base.

Rewarding Our Shareholders: On January 22, 2002 we announced our tenth and largest quarterly dividend payment since converting to a public company in 1999. WRO has delivered to its shareholders, especially those early subscribers, an excellent total return on their investment as WRO stock climbed to $17.90 at year end. Contributing to that performance was the repurchase of 420,346 shares of common stock at an average price of $15.36, bringing the total number of shares repurchased to date to 2.3 million. The repurchase of WRO stock has been an effective capital management tool and one we expect to employ in 2002 as part of our overall strategy to build on our past financial success.

Looking Ahead: During 2002 we will maintain Woronoco's traditional banking and deposit structure while expanding its related offerings in Trust, Investment Management and Insurance. Seeking to capitalize on these opportunities to increase non-interest income, a thorough review of market dynamics is planned. These efforts together with our focus on improving the efficiency ratio, balance sheet growth and excellent asset quality foreshadow positive results for WRO in 2002.

Sincerely,

Cornelius D. Mahoney
Chairman, President and Chief Executive Officer
March 18, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14671

WORONOCO BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-3444269 (I.R.S. Employer Identification No.)
31 Court Street, Westfield, Massachusetts (Address of principal executive offices)	01085 (Zip Code)
Registrant's telephone number:	(413) 568-9141

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $63,506,671, based upon a closing price of $18.50 as listed on the American Stock Exchange on February 26, 2002. Solely for purposes of this calculation, the shares held by the directors and officers of the registrant are deemed to be affiliates.

As of February 26, 2002, there were 3,716,762 shares of the Registrant's Common Stock outstanding.

Portions of the Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

INDEX

PART I

Item 1. Business.

Woronoco Bancorp, Inc. and its subsidiaries (the "Company") have no significant assets other than all of the outstanding shares of Woronoco Savings Bank (the "Bank") and the proceeds that it retained from the initial public offering of its common stock. Management of the Company and the Bank are the same and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is a community-oriented Massachusetts savings bank, which was organized in 1871. The Bank's principal business consists of the acceptance of retail deposits from the general public in the areas surrounding its 12 banking offices and the investment of those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential loans and consumer loans, mainly home equity loans and lines of credit. The Bank, to a lesser extent, also invests those funds in multi-family and commercial real estate loans, construction and development loans, commercial business loans and other types of consumer loans, primarily automobile and personal loans. The Bank originates loans primarily for investment. However, the Bank may sell some loans in the secondary market, while generally retaining the servicing rights. In addition to its core lending business, the Bank also purchases one-to-four-family residential loans and invests in mortgage-backed securities, debt securities, equity securities and other permissible investments. The Bank's revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest on purchased loans and interest and dividends on investment securities. The Bank's primary sources of funds are deposits, principal and interest payments on loans and investment securities and advances from the Federal Home Loan Bank (the "FHLB").

Market Area

The Company is headquartered in Westfield, Massachusetts. The Company's primary lending and deposit market areas include Hampden and Hampshire Counties in western Massachusetts and parts of northern Connecticut. The city of Westfield is largely suburban and is located in the Pioneer Valley near the intersection of U.S. Interstates 90 (the Massachusetts Turnpike) and 91. Interstate 90 is the major east-west highway that crosses Massachusetts. Interstate 91 is the major north-south highway that runs directly through the heart of New England. Westfield is located approximately 90 miles west of Boston, Massachusetts, 70 miles southeast of Albany, New York and 30 miles north of Hartford, Connecticut. The economy in the Company's primary market area has benefitted from the presence of large employers such as the University of Massachusetts, Baystate Health Systems, Mass Mutual, Big Y Foods, Friendly Ice Cream Corporation, Old Colony Envelope, Hasbro, Spalding Sports Worldwide, Six Flags New England, Hamilton Standard and Pratt & Whitney. Other employment and economic activity is provided by financial services institutions, colleges and universities, other hospitals and a variety of wholesale and retail services and trade businesses.

Competition

The Company faces significant competition both in generating loans and in attracting deposits. The Company's primary market area is highly competitive and the Company faces direct competition from a significant number of financial institutions, many with a local, state-wide or regional presence and, in some cases, a national presence. Many of these financial institutions are significantly larger and have greater financial resources than the Company. The Company's competition for loans comes principally from commercial banks, other savings banks, co-operative banks, mortgage brokers, mortgage banking companies and insurance companies. Its most direct competition for deposits has historically come from savings, co-operative and commercial banks. In addition, the Company faces significant competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such instruments as short-term money market funds, corporate and government securities funds, mutual funds, 401(k) plans and annuities. The Company expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the industry. Technological advances, for example, have lowered barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. The Gramm-Leech-Bliley Act, which permits affiliation among banks, securities firms and insurance companies, also has changed the competitive environment in which the Company conducts business. Competition has also increased as a result of the lifting of restrictions on the interstate operations of financial institutions. The Company has also experienced significant competition from credit unions. Recently, credit unions have applied for and received, in some cases, regulatory approval to expand beyond the traditional definition of a group to include, for instance, an entire community versus a particular company. In addition, credit unions are exempt from taxation. Such competitive advantages have placed increased pressure on the Company with respect to its loan and deposit pricing.

Lending Activities

Loan Portfolio Composition. The following table sets forth the composition of the Company's loan portfolio in dollar amounts and as a percentage of the respective portfolio at the dates indicated. Most of the Company's loans, with the exception of certain purchased one-to-four-family residential mortgage loans and home equity loans and lines of credit, are located in the Company's primary market area.

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
					(Dollars In Thousands)					
Real estate loans:										
One- to four-family	$245,990	55.62%	$225,144	55.92%	$170,808	54.83%	$157,698	54.95%	$139,811	52.84%
Multi-family	33,821	7.65%	33,529	8.33%	26,104	8.38%	22,962	8.00%	19,047	7.20%
Commercial	36,221	8.19%	29,257	7.27%	23,796	7.64%	20,595	7.18%	21,757	8.22%
Construction and development	16,145	3.65%	11,361	2.82%	2,873	0.92%	3,464	1.21%	2,868	1.08%
Total real estate loans	332,177	75.11%	299,291	74.34%	223,581	71.77%	204,719	71.34%	183,483	69.34%
Consumer loans:										
Home equity	84,117	19.02%	81,888	20.34%	69,821	22.41%	64,705	22.55%	62,227	23.52%
Automobile	12,174	2.75%	12,941	3.21%	9,653	3.10%	9,460	3.30%	10,287	3.89%
Other	3,382	0.76%	3,550	0.88%	3,551	1.14%	3,454	1.20%	4,291	1.62%
Total consumer loans	99,673	22.53%	98,379	24.43%	83,025	26.65%	77,619	27.05%	76,805	29.03%
Commercial loans	10,447	2.36%	4,936	1.23%	4,907	1.58%	4,613	1.61%	4,319	1.63%
Total loans	442,297	100.00%	402,606	100.00%	311,513	100.00%	286,951	100.00%	264,607	100.00%
Less:										
Unadvanced loan funds (1)	(13,070)		(9,537)		(2,350)		(1,453)		(1,866)	
Net deferred loan origination costs	883		807		553		711		934	
Allowance for loan losses	(2,701)		(2,590)		(2,309)		(2,166)		(1,952)	
Loans, net	$ 427,409		$ 391,286		$ 307,407		$ 284,043		$ 261,723	

(1) Includes committed but unadvanced loan amounts.

Origination, Purchase, Sale and Servicing of Loans. The Company's mortgage lending activities are conducted primarily by its salaried loan representatives operating at its twelve full service banking offices and its commissioned, offsite loan originators. All loans originated by the Company are underwritten by the Company under the Company's policies and procedures. The Company originates both adjustable-rate and fixed-rate mortgage loans. The Company's ability to originate fixed- or adjustable-rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates. The Company also purchases from time to time adjustable-rate loans from various financial institutions.

The Company is primarily a portfolio lender, originating substantially all of its loans for investment. However, the Company may sell or securitize a portion of its outstanding loans in order to improve, among other factors, interest rate risk and liquidity. In 2001, the Company sold low coupon, fixed-rate residential mortgages with outstanding balances totaling $17.5 million and loans held for sale with outstanding balances of $14.3 million. The Company utilized the proceeds from these sales to fund loan originations and to pay-down certain borrowings. In 1998, the Company completed the securitization of $19.1 million of 30-year fixed-rate one- to four-family mortgage loans with Fannie Mae to improve liquidity. Such loans are serviced as mortgage-backed securities for Fannie Mae. The Company may sell and/or securitize a portion of its loans, mostly 30-year fixed-rate one- to four-family mortgage loans, in the future. Any loans originated for sale by the Company conform to the underwriting standards specified by Fannie Mae and Freddie Mac. The Company generally retains the servicing rights on mortgage loans sold or securitized.

At December 31, 2001, the Company was servicing $42.6 million of loans for others, consisting of conforming fixed-rate mortgage loans sold or securitized by the Company. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions when there are unremedied defaults, making insurance and tax payments on behalf of the borrowers and generally administering the loans. The gross servicing fee income from loans sold is generally 25 basis points of the total balance of the loan being serviced. The balance of capitalized servicing rights related to these loans, net of valuation allowances, was $250,000 and $107,000 at December 31, 2001 and 2000, respectively, and is included in other assets. The fair value of these rights approximates carrying amounts. Amortization of mortgage servicing rights totaled $27,000, $14,000 and $43,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

During the years ended December 31, 2001, 2000 and 1999, the Company originated $62.1 million, $4.1 million and $26.5 million of fixed-rate one- to four-family loans, respectively, of which $55.8 million, $4.1 million and $26.5 million, respectively, were retained by the Company. During these same periods, the Company also originated $30.0 million, $21.9 million and $8.6 million of adjustable-rate one- to four-family loans, respectively, all of which were retained by the Company. The Company recognizes, at the time of sale, the cash gain or loss on the sale of loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. The Company has, from time-to-time, participated in loans, primarily multi-family and commercial real estate loans and commercial business loans and, at December 31, 2001, had $2.4 million in loan participation interests.

The following table sets forth the Company's loan originations and purchases, sales and principal repayments for the periods indicated.

	For the Years Ended December 31,		
	2001	2000	1999
		(In Thousands)	
Loans, net, beginning of period	$ 391,286	$ 307,407	$ 284,043
Loans originated:			
Real estate	127,140	58,170	48,538
Consumer:			
Home equity	32,704	32,586	23,808
Automobile	6,265	8,963	5,842
Other	3,005	3,483	3,245
Total consumer	41,974	45,032	32,895
Commercial	6,845	1,373	4,688
Total loans originated	175,959	104,575	86,121
Real estate loans purchased	-	43,620	1,110
Principal repayments, unadvanced funds and other, net	(122,014)	(64,236)	(62,985)
Sale of mortgage loans, principal balance	(17,461)	-	-
Loan charge-offs, net	(84)	(19)	(37)
Transfers to REO	(277)	(61)	(845)
Total deductions	(139,836)	(64,316)	(63,867)
Net loan activity	36,123	83,879	23,364
Loans, net, end of period	$ 427,409	$ 391,286	$ 307,407

Loan Maturity. The following table shows the remaining contractual maturity of the Company's loan portfolio at December 31, 2001. The table does not include prepayments or scheduled principal amortization. Prepayments and scheduled principal amortization on loans totaled $140.3 million, $89.9 million and $82.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

	At December 31, 2001								
	One- to Four-Family	Multi-Family	Commercial Real estate	Construction and Development	Home Equity Loans	Automobile	Other Consumer	Commercial	Total Loans Receivable
					(In Thousands)				
Amounts due:									
One year or less	$ 4,527	$ 50	$ 25	$ 8,700	$ 618	$ 1,793	$ 1,107	$ 613	$ 17,433
After one year:									
More than one year to three years	2,252	134	32	773	2,481	7,460	1,139	1,421	15,692
More than three years to five years	7,429	2,159	2,922	3,702	2,091	2,921	69	1,654	22,947
More than five years to 10 years	29,498	5,613	4,011	412	7,811	-	144	3,979	51,468
More than ten years to 15 years	60,256	7,185	9,424	1,556	9,675	-	33	-	88,129
More than 15 years	142,028	18,680	19,807	1,002	61,441	-	890	2,780	246,628
Total amount due	$ 245,990	$ 33,821	$ 36,221	$ 16,145	$ 84,117	$ 12,174	$ 3,382	$ 10,447	442,297
Less:									
Unadvanced loan funds									(13,070)
Net deferred loan origination costs									883
Allowance for loan losses									(2,701)
Loans, net									$ 427,409

The following table sets forth at December 31, 2001, the dollar amount of gross loans receivable contractually due after December 31, 2002, and whether such loans have fixed interest rates or adjustable interest rates.

	Due After December 31, 2002		
	Fixed	Adjustable	Total
		(In Thousands)	
Real estate loans:			
One- to four-family	$ 137,308	$ 104,155	$ 241,463
Multi-family and commercial real estate	4,454	65,513	69,967
Construction and development	2,780	4,665	7,445
Total real estate loans	144,542	174,333	318,875
Consumer loans:			
Home equity	21,500	61,999	83,499
Automobile	10,381	-	10,381
Other	2,275	-	2,275
Commercial loans	6,763	3,071	9,834
Total loans	$ 185,461	$ 239,403	$ 424,864

One- to Four-Family Loans. The Company currently offers both fixed-rate and adjustable-rate mortgage ("ARM") loans which are secured by one- to four-family residences located mainly in the Company's primary market area. One- to four-family mortgage loan originations are generally obtained from the Company's in-house and commissioned offsite loan representatives, from existing or past customers, through advertising, and through referrals from local builders, real estate brokers and attorneys. The Company also purchases from time to time ARM loans from various financial institutions. At December 31, 2001, the Company's one- to four-family mortgage loans totaled $246.0 million, or 55.6% of total loans. Of the one- to four-family mortgage loans outstanding at that date, 56.0% were fixed-rate mortgage loans and 44.0% were ARM loans.

The Company currently offers a variety of fixed-rate and adjustable-rate mortgage loan products to meet the needs of its customers. The Company currently offers fixed-rate mortgage loans with terms of up to 30 years. The Company also currently offers a number of ARM loans with terms of up to 30 years and interest rates which adjust every one or three years from the outset of the loan or which adjust annually after a five year or seven year initial fixed period. The interest rates for the Company's ARM loans are indexed to either the one, three or five year Constant Maturity Treasury ("CMT") Index. The Company originates ARM loans with initially discounted rates. The Company's ARM loans generally provide for periodic (not more than 2%) and overall (not more than 6%) caps on the increase or decrease in the interest rate at any adjustment date and over the life of the loan. The Company's purchased ARM loans generally have terms of up to 30 years and interest rates which adjust annually after three and five years and provide for periodic (not more than 2%) and overall (not more than 6%) caps on the increase or decrease in the interest rate at any adjustment date and over the life of the loan. These purchased loans are generally serviced by the seller.

The origination or purchase of adjustable-rate residential mortgage loans, as opposed to fixed-rate residential mortgage loans, helps reduce the Company's exposure to increases in interest rates. However, adjustable-rate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower also rise, thereby increasing the potential for default. The Company attempts to minimize such risk, particularly on one-year adjustable-rate mortgages, by assuming a 200 basis point increase in the loan's interest rate when evaluating a borrower's creditworthiness. Periodic and lifetime caps on interest rate increases also help to reduce the risks associated with adjustable-rate loans but also limit the interest rate sensitivity of such loans.

All one- to four-family mortgage loans are underwritten according to the Company's policies and secondary market underwriting guidelines. Generally, the Company originates one- to four-family residential mortgage loans in amounts up to 80% of the lower of the appraised value or the selling price of the property securing the loan and up to 95% of the lesser of the appraised value or selling price if private mortgage insurance is obtained. Mortgage loans originated by the Company generally include due-on-sale clauses which provide the Company with the contractual right to deem the loan immediately due and payable if a borrower transfers ownership of the property without the Company's consent. Due-on-sale clauses are an important means of adjusting the yields on the Company's fixed-rate mortgage loan portfolio and the Company has generally exercised its rights under these clauses. The Company requires fire, casualty, title and flood insurance, if applicable, on all properties securing real estate loans made by the Company.

In an effort to provide financing for first-time home buyers, the Company offers its own first-time home buyer loan program. This program offers one- and two-family owner-occupied residential mortgage loans to qualified low-to-moderate income individuals. These loans are offered with initial five year fixed-rates of interest which adjust annually thereafter with terms of up to 30 years. The program includes initially discounted rates, periodic (not more than 1%) and overall (not more than 4%) caps on the increase or decrease in the interest rate at any adjustment date and over the life of the loan and reduced loan origination fees and closing costs. These loans are originated using more liberal underwriting guidelines than the Company's other one- to four-family mortgage loans. Such loans are originated in amounts of up to 95% of the lower of the property's appraised value or the sale price. Private mortgage insurance is required for loans with loan-to-value ("LTV") ratios of over 80%. The Company also offers first-time home buyer loans through the Federal Housing Authority and Massachusetts Housing Financial Authority programs.

Home Equity Lines of Credit and Loans. The Company offers home equity revolving lines of credit, substantially all of which are secured by second mortgages on owner-occupied one- to four-family residences located in the Company's primary market area and, to a lesser extent, by properties in northern Connecticut and in Franklin County, Massachusetts. The lines of credit maintained outside of the Company's primary market were largely generated through the services of a third party telemarketing firm and later approved by the Company. Such third party completed limited solicitation on behalf of the Company in 1999 and 2000. Home equity lines of credit have adjustable-rates of interest which adjust on a monthly basis. The adjustable-rate of interest charged on such loans is indexed to the prime rate as reported in *The Wall Street Journal*. Home equity lines of credit generally have an 18% lifetime limit on interest rates. Generally, the maximum LTV ratio on home equity lines of credit is 80% of the assessed value of the property less the outstanding balance of the first mortgage up to a maximum of $100,000. The underwriting standards employed by the Company for home equity lines of credit include a determination of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and, additionally, from any verifiable secondary income.

The home equity line of credit may be drawn down by the borrower for a period of ten years from the date of the loan agreement (the "draw period"). During the draw period, the borrower has the option of paying, on a monthly basis, either principal and interest or only the interest. Following the draw period, the borrower has fifteen years in which to pay back the line of credit (the "repayment period"). A borrower is precluded from accessing the home equity line of credit during the repayment period unless terms are renegotiated with the Company.

At any time during the draw period, all, or a portion of the outstanding balance of a home equity line of credit, may be converted to a fixed-rate, fixed-term home equity loan. The interest rate for the term loan is based on rates offered by the Company at the time the conversion request is received. Maturities offered on home equity term loans are five, ten and 15 years. When the term loan is repaid in full, the original principal balance becomes available under the home equity credit line. The Company also offers fixed-rate, fixed-term equity loans that are not tied to a line of credit. Repayment terms are the same as the aforementioned home equity term loans. At December 31, 2001, home equity loans and lines of credit totaled $84.1 million, or 19.0% of the Company's total loans and 84.4% of consumer loans.

Multi-Family and Commercial Real Estate Lending. The Company originates multi-family and commercial real estate loans that are generally secured by five or more unit apartment buildings and properties used for business purposes such as small office buildings, industrial facilities or retail facilities mainly located in the Company's primary market area. The Company's multi-family and commercial real estate underwriting policies provide that such real estate loans may be made in amounts of up to 80% of the appraised value of the property, 75% if the property is being refinanced, provided such loan complies with the Company's current loans-to-one-borrower limit, which at December 31, 2001 was $7.0 million. The Company's multi-family and commercial real estate loans may be made with terms of up to 25 years and are offered with interest rates that adjust periodically and are generally indexed to the prime rate as reported in *The Wall Street Journal* or the one, three or five year CMT Index. In reaching its decision on whether to make a multi-family or commercial real estate loan, the Company considers the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, the Company will also consider the term of the lease and the quality of the tenants. The Company has generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.15x. Environmental impact surveys are generally required for commercial real estate loans. Generally, all multi-family and commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals. The Company's multi-family real estate loan portfolio at December 31, 2001 was $33.8 million, or 7.7% of total loans, and the Company's commercial real estate loan portfolio at such date was $36.2 million, or 8.2% of total loans. The largest multi-family or commercial real estate loan in the Company's portfolio at December 31, 2001 was a $2.6 million real estate loan secured by a 126-unit apartment building located in West Springfield, Massachusetts. This loan was performing according to its terms at December 31, 2001.

Loans secured by multi-family and commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. The Company seeks to minimize these risks through its underwriting standards.

Construction and Development Lending. The Company originates construction and development loans primarily to finance the construction of one- to four-family, owner-occupied residential real estate and commercial real estate properties located in the Company's primary market area. Commercial real estate construction loans typically convert into permanent financing. Construction and development loans are generally offered to customers and experienced builders with whom the Company has an established relationship. Construction and development loans are typically offered with terms of up to 12 months; however, terms may be extended up to four years under certain circumstances. The maximum loan-to-value limit applicable to such loans is 80% for contract sales and 75% for speculative properties. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspections by the Company's lending officers or, on larger projects, independent architects or engineering firms, warrant. At December 31, 2001, the Company's largest construction and development loan was a $6.0 million construction/permanent mortgage to build a 60,000 square foot medical office building in Springfield, Massachusetts. No funds were disbursed on this loan in 2001. At December 31, 2001, construction and development loans totaled $16.1 million, or 3.7%, of the Company's total loans.

The Company originates land loans to local contractors and developers for the purpose of making improvements thereon, or for the purpose of holding or developing the land for sale. Such loans are secured by a lien on the property, are generally limited to 60% of the lower of the acquisition price or the appraised value of the land and have a term of up to four years with a floating interest rate based on the prime rate as reported in *The Wall Street Journal*. The Company's land loans are generally secured by property in its primary market area. The Company requires title insurance and, if applicable, a hazardous waste survey.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction and other assumptions, including the estimated time to sell residential properties. If the estimate of value proves to be inaccurate, the Company may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

Automobile and Other Consumer Lending. The Company offers automobile loans with term of up to 60 months and loan-to-value ratios of 90% for new cars. For used cars, the maximum loan-to-value ratio is 90% of the lesser of the retail value shown in the NADA Used Car Guide or the purchase price, and the terms for used automobile loans range between 36 months (for older vehicles) to 60 months (for automobiles up to four years old). At December 31, 2001, automobile loans totaled $12.2 million, or 2.8% of the Company's total loans and 12.2% of consumer loans. Other consumer loans at December 31, 2001 amounted to $3.4 million, or 0.8% of the Company's total loans and 3.4% of consumer loans. These loans include education, second mortgages, collateral, motorcycle, boat, mobile home and unsecured personal loans. Motorcycle, boat and mobile home loans are generally made in amounts of up to 80% of the fair market value of the property securing the loan. Collateral loans are generally secured by a passbook account, a certificate of deposit, securities or life insurance. Unsecured personal loans generally have a maximum borrowing limitation of $5,000 and a maximum term of three years.

Loans secured by rapidly depreciable assets such as automobiles, motorcycles and boats, or that are unsecured, entail greater risks than one- to four-family mortgage loans. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, collections on these loans are dependent on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans if a borrower defaults.

Commercial Lending. At December 31, 2001, the Company had $10.4 million in commercial loans which amounted to 2.4% of total loans. In addition, at such date, the Company had $3.3 million of unadvanced commercial lines of credit. The Company makes commercial business loans primarily in its market area to a variety of professionals, sole proprietorships and small businesses. The Company offers a variety of commercial lending products, including term loans for fixed assets and working capital, revolving lines of credit, letters of credit, and Small Business Administration guaranteed loans. Term loans are generally offered with initial fixed rates of interest for the first five years and with terms of up to 7 years. Business lines of credit have adjustable rates of interest and are payable on demand, subject to annual review and renewal. Business loans with adjustable rates of interest adjust on a monthly basis and are indexed to the prime rate as published in *The Wall Street Journal*.

In making commercial business loans, the Company considers the financial statements of the borrower, the Company's lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral. Commercial business loans are generally secured by a variety of collateral, primarily equipment, assets and accounts receivable, and are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loans are made in amounts of up to 80% of the adjusted value of the collateral securing the loan. The Company generally does not make unsecured commercial loans. In addition, the Company participates in loans, often community-based, with area lenders with whom the Company has a relationship. When determining whether to participate in such loans, the Company will underwrite its participation interest according to its own underwriting standards. At December 31, 2001, $360,000, or 3.5% of the commercial loan portfolio, were participation loans of this nature. In an effort to increase its emphasis on commercial loans, in December 1999, the Company hired an experienced commercial loan officer with the primary responsibility of increasing commercial business and real estate loan volume. The Company also plans to hire an additional commercial loan officer in 2002.

Unlike mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. At December 31, 2001, the Company's largest commercial loan relationship consists of six term loans totaling $3.7 million and a revolving line of credit for $150,000 to a fast food franchisee.

Loan Approval Procedures and Authority. The lending policies and loan approval limits of the Company are established by the Executive Lending Committee and are ratified by the Board of Directors. In connection with one- to four-family mortgage loans, the Executive Lending Committee has authorized the following persons to approve the loans up to the amounts indicated: one assistant vice president and one vice president of commercial lending may approve loans up to $150,000 and $200,000, respectively; the vice president of residential lending and all loan origination and underwriting officers may approve loans up to $300,700; and the Chief Executive Officer and the Executive Vice President, Lending may approve loans up to $500,000.

With respect to consumer loans, the Executive Lending Committee has authorized the following persons to approve loans up to the amounts indicated: 12 assistant branch managers may approve secured and unsecured loans of up to $15,000; branch managers, loan originators and underwriting officers and the vice president of operations and two vice presidents may approve secured and unsecured loans of up to $30,000 and $10,000, respectively; and the Chief Executive Officer and the Executive Vice President, Lending may approve loans up to $75,000 and $50,000, respectively.

The Executive Lending Committee has authorized the following individuals to approve home equity loans and lines of credit up to the amounts indicated: two lending vice presidents, an assistant vice president and loan origination and underwriting officers may approve loans up to $100,000; and the Chief Executive Officer and the Executive Vice President, Lending may approve loans up to $200,000.

All loans in excess of these approval amounts must be approved by either the Executive Vice President, Lending, the Officers' Loan Committee and/or the Executive Lending Committee. The Officers' Loan Committee, which currently consists of five lending officers, is selected by the Executive Lending Committee and ratified by the Board of Directors. Specifically, all loans, commitments or other extensions of credit, which either alone or in the aggregate total up to $500,000 may be approved by the Executive Vice President, Lending. Those loan commitments or other extensions of credit, either alone or in the aggregate, which are greater than $500,000 but are less than $1.5 million must be approved by the Officers' Loan Committee and those loans commitments or other extensions of credit, either alone or in the aggregate, which exceed $1.5 million must be approved by the Executive Lending Committee. Additionally, those loans less than $1.5 million must be ratified by the Executive Lending Committee. All loans, commitments and other extensions of credit which increase the total aggregate unsecured liability of a borrower to $150,000 or more must be approved by the Officers' Loan Committee.

With respect to commercial loans, the Executive Lending Committee has authorized the following persons to approve loans up to the amounts indicated: the Assistant Vice President, Loan Servicing and Collection may approve commercial real estate loans, commercial secured and unsecured loans in amounts of up to $150,000, $100,000 and $20,000, respectively; the vice president/commercial lending officers may approve commercial real estate loans, commercial secured and unsecured loans in amounts of up to $300,000, $250,000 and $125,000, respectively; and the Chief Executive Officer and the Executive Vice President, Lending may approve commercial real estate loans, commercial secured and unsecured loans in amounts of up to $500,000, $300,000 and $150,000, respectively.

All loans in excess of these approval amounts for commercial loans must be approved by either the Officers' Loan Committee and/or the Executive Lending Committee. Specifically, all loans, commitments or other extensions of credit, either alone or in the aggregate which exceed $500,000 or $1.5 million must be approved by the Officers' Loan Committee and the Executive Lending Committee, respectively. Additionally, all loans, commitments and other extensions of credit which increase the total aggregate unsecured liability of a borrower to $150,000 or more must be approved by the Officers' Loan Committee.

Delinquent Loans, Classified Assets and Real Estate Owned

Delinquent Loans. Reports listing all delinquent accounts are generated and reviewed by management and the Executive Lending Committee on a monthly basis and the Board of Directors performs a monthly review of all loans or lending relationships delinquent 90 days or more. The procedures taken by the Company with respect to delinquencies vary depending on the nature of the loan, period and cause of delinquency and whether the borrower is habitually delinquent. When a borrower fails to make a required payment on a loan, the Company generally sends the borrower a written notice of non-payment after the loan is 15 days past due. The Company's guidelines provide that telephone and written correspondence will be attempted to ascertain the reasons for delinquency and the prospects of repayment. When contact is made with the borrower at any time before foreclosure, the Company will offer to work out a repayment schedule with the borrower to avoid foreclosure. If payment is not then received or the loan not otherwise satisfied, additional letters and telephone calls generally are made. If the loan is still not brought current or satisfied and it becomes necessary for the Company to take legal action, which typically occurs after a loan is 90 days or more delinquent, the Company will demand the loan and then commence foreclosure proceedings against any real property that secured the loan or accept a deed in lieu of foreclosure. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the property securing the loan generally is sold at foreclosure and, if purchased by the Company, becomes real estate owned.

Classified Assets. Federal regulations and the Company's internal policies require that the Company utilize an internal asset classification system as a means of reporting problem and potential problem assets. The Company currently classifies problem and potential problem assets as "Substandard," "Doubtful" or "Loss" assets. An asset is considered Substandard if it is inadequately protected by the current net worth, paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all of the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets classified as Loss are those considered uncollectible and of such little value that their continuance as assets, without the establishment of a specific loss reserve, is not warranted. Assets which do not currently expose the Company to a sufficient degree of risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "Special Mention."

When the Company classifies one or more assets, or portions thereof, as Substandard or Doubtful, it is required to establish an allowance for loan losses in an amount deemed prudent by management unless the loss of principal appears to be remote. When the Company classifies one or more assets, or portions thereof, as Loss, it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified or to charge off the loan in full.

Management of the Company and the Executive Lending Committee review and classify the assets of the Company on a monthly basis and the Board of Directors reviews the results of the reports on a monthly basis. The Company classifies its assets in accordance with the management guidelines described above.

The following table sets forth the Company's classified assets at December 31, 2001.

	Loss		Doubtful		Substandard		Special Mention	
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
Real estate loans:								
One- to four-family	-	$ -	-	$ -	9	$ 597	3	$ 143
Multi-family and commercial real estate	-	-	-	-	4	954	2	204
Total real estate loans	-	-	-	-	13	1,551	5	347
Consumer loans:								
Home equity	-	-	-	-	9	303	-	-
Automobile	-	-	-	-	4	33	-	-
Other	-	-	-	-	14	286	-	-
Commercial loans	-	-	-	-	1	12	2	96
Total loans	-	$ -	-	$ -	41	$ 2,185	7	$ 443
Total loans in each category to total assets		0.00%		0.00%		0.33%		0.07%

At December 31, 2001, all of these classified assets represented 0.6% of total loans.

At December 31, 2001, the Company had one loan, classified as Substandard and included in the multi-family and commercial real estate category, with a balance of $645,000. The loan is secured by a blanket first mortgage on ten multi-family properties located in Westfield, Massachusetts. Currently, the borrower provides the Company with monthly financial statements and the Company actively monitors the properties' vacancy rates. The borrower is current with respect to payments.

The following table sets forth the delinquencies in the Company's loan portfolio as of the dates indicated.

	December 31, 2001				December 31, 2000			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)							
One- to four- family	10	$771	4	$243	1	$100	1	$4
Commercial real estate	1	21	-	-	1	50	2	235
Home equity	1	27	1	11	2	70	1	22
Other consumer	8	18	7	290	6	11	-	-
Commercial	-	-	1	12	-	-	-	-
Total loans	20	$837	13	$556	10	$231	4	$261
Delinquent loans to total loans (1)		0.19%		0.13%		0.06%		0.07%

	December 31, 1999				December 31, 1998			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)							
One- to four- family	1	$77	1	$49	1	$74	2	$167
Commercial real estate	-	-	1	12	-	-	2	109
Home equity	1	24	2	114	1	6	1	30
Other consumer	3	6	-	-	3	5	-	-
Total loans	5	$107	4	$175	5	$85	5	$306
Delinquent loans to total loans (1)		0.03%		0.06%		0.03%		0.11%

	December 31, 1997			
	60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)			
One- to four- family	2	$80	1	$95
Commercial real estate	2	192	1	790
Home equity	1	30	-	-
Other consumer	6	38	-	-
Total loans	11	$340	2	$885
Delinquent loans to total loans (1)		0.13%		0.34%

(1) Total loans includes gross loans, less unadvanced loan funds, plus net deferred loan costs

Nonperforming Assets and Impaired Loans. The following table sets forth information regarding nonaccrual loans and real estate owned ("REO"). Nonaccrual loans increased $295,000 to $556,000 at December 31, 2001 compared to $261,000 at December 31, 2000 largely attributable to two collateral loans secured by stock which were placed on non-accrual status during the year ended December 31, 2001. Liquidation of the collateral was in process at December 31, 2001 with final payoff in full completed in 2002. It is the general policy of the Company to cease accruing interest on loans 90 days or more past due and to fully reserve for all previously accrued interest. If interest payments on all nonaccrual loans for the years ended December 31, 2001, 2000 and 1999 had been made in accordance with original loan agreements, interest income of $19,000, $18,000 and $9,000, respectively, would have been recognized. The Company did not recognize cash basis nonaccrual loan income during the years ended December 31, 2001, 2000 and 1999. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 114 "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. At December 31, 2001, the Company had an $84,000 recorded investment in impaired loans with specific allowances of $41,000. At December 31, 2000, the Company had a $98,000 recorded investment in impaired loans with specific allowances of $54,000 and a $224,000 impaired loan without a specific allowance. At December 31, 2001, the Company had no REO. At December 31, 2000, REO totaled $61,000 consisting of a four-family dwelling. The Company sold the property, which had a book value of $61,000, for $66,000 in January 2001. When the Company acquires property through foreclosure or deed in lieu of foreclosure, it is initially recorded at the lower of the recorded investment in the corresponding loan or the fair value of the related assets at the date of foreclosure, less costs to sell. Thereafter, if there is a further deterioration in value, the Company provides for a specific allowance and charges operations for the diminution in value.

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in Thousands)				
Non-accrual loans:					
Real estate:					
One- to four- family	$243	$4	$49	$167	$95
Commercial	-	235	12	109	790
Home equity	11	22	114	30	-
Other consumer	290	-	-	-	-
Commercial	12	-	-	-	-
Total	556	261	175	306	885
Real estate owned, net (1)	-	61	879	241	189
Other repossessed assets	-	-	4	-	192
Total nonperforming assets	556	322	1,058	547	1,266
Troubled debt restructurings	-	-	-	773	274
Troubled debt restructurings and total nonperforming assets	$556	$322	$1,058	$1,320	$1,540
Total nonperforming loans and troubled debt restructurings as a percentage of total loans (2) (3)	0.13%	0.07%	0.06%	0.38%	0.44%
Total nonperforming assets and troubled debt restructurings as a percentage of total assets (3)	0.08%	0.05%	0.21%	0.31%	0.45%

(1) REO balances are shown net of related loss allowances.
(2) Total loans includes loans, less unadvanced loan funds, plus net deferred loan costs.
(3) Nonperforming assets consist of nonperforming loans, REO and other repossessed assets. Nonperforming loans consist of nonaccruing loans and all loans 90 days or more past due and other loans which have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal.

Allowance for Loan Losses

Management prepares a loan loss sufficiency analysis on a quarterly basis based upon the loan portfolio composition, asset classifications, loan-to-value ratios, impairments in the loan portfolio, historical loan loss experience and other relevant factors. This analysis is compared to actual losses, peer group data, economic trends and conditions. The allowance for loan losses is maintained through the provision for loan losses, which are charged to operations.

The allowance for loan losses is maintained at an amount that management considers adequate to cover estimated losses in its loan portfolio based on management's on-going evaluation of the risks inherent in its loan portfolio, consideration of trends in delinquency and impaired loans, charge-offs and recoveries, volume of loans, changes in risk selection, credit concentrations, national and regional economies and the real estate market in the Company's primary lending area. The Company believes that the current allowance for loan losses accurately reflects the level of risk in the current loan portfolio. The Company's loan loss allowance determinations also incorporate factors and analyses which consider the potential principal loss associated with the loan. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company's methodology for assessing the adequacy of the loan loss allowance consists of a review of the components, which includes a specific allowance for identified problem and impaired loans and a general allowance for current performing loans. All loans are considered in the evaluation, whether on an individual or group basis. Changes in the balances of problem and impaired loans affect the specific reserve while changes in volume and concentrations of current performing loans affects the general reserve and the allocation of the allowance of the loan losses among loan types.

The specific allowance incorporates the results of measuring impairment for specifically identified non-homogenous problem loans in accordance with SFAS No. 114. In accordance with SFAS No. 114 the specific allowance reduces the carrying amount of the impaired loans to their estimated fair value. A loan is recognized as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. A loan is not deemed to be impaired if there is a short delay in receipt of payment or if, during a longer period of delay, the Bank expects to collect all amounts due including interest accrued at the contractual rate during the period of delay. Impairment can be measured based on present value of the expected future principal and interest cash flows discounted at the loan's effective interest rate or the Bank may measure impairment based on a loan's observable market price or the fair market value of the collateral, if the loan is collateral dependent. Larger groups of smaller-balance homogeneous loans that are collectively evaluated for impairment such as residential real estate mortgages, home equity loans and consumer and installment loans are not included within the scope of SFAS No. 114.

The general allowance is calculated by applying reserve percentages to outstanding loans by type, excluding loans for which a specific allowance has been determined. As part of this analysis, each month management prepares an allowance for loan losses summary work sheet which categorizes the loan portfolio by risk characteristics such as loan type and loan grade. Changes in the mix of loans and the internal loan grades affect the amount of the formula allowance. Reserve percentages are assigned to each category based on Company's assessment of each category's inherent risk. In determining the reserve percentages to apply to each loan category, management considers historical losses, peer group comparisons, industry data and loss percentages used by banking regulators for similarly graded loans. Reserve percentages may be adjusted for qualitative factors that, in management's judgement, affect the collectability of the portfolio as the evaluation date. Classified loan loss factors are derived from loss percentages utilized by banking regulators for similarly graded loans. Reserve percentages of 5%, 15% and 50% are applied to the outstanding balance of loans internally classified special mention, substandard and doubtful, respectively.

Performing loan loss factors are based on actual losses for the previous three years adjusted for qualitative factors, such as new loan products, credit quality trends (including trends in non-performing loans expected to result from existing conditions), collateral values, loan volumes and concentrations and specific industry conditions within portfolio segments that exist at the balance sheet date. The reserve percentages are applied to outstanding loans by loan type.

The Company's methodologies include several factors that are intended to reduce the difference between estimated and actual losses. The reserve percentages that are used to establish the allowance for current performing loans are designated to be self-correcting by taking into account changes in loan classification, loan concentrations and loan volumes and by permitting adjustments based on management's judgements of qualitative factors as of the evaluation date. Similarly, by basing the current performing loan reserve percentages on loss experience over the prior three years, the methodology is designated to take the Company's recent loss experience into account.

The Company's allowance methodology has been applied on a consistent basis. Based on this methodology, it believes that it has established and maintained the allowance for loan losses at adequate levels. However, future adjustments to the allowance for loan losses may be necessary if economic, real estate and other conditions differ substantially from the current operating environment resulting in estimated and actual losses differing substantially.

The Company determines the classification of its assets and the amount of its valuation allowances. These determinations can be reviewed by the Federal Deposit Insurance Corporation ("FDIC") and the Commissioner of Banks for the Massachusetts Banking Commissioner (the "Commissioner"), which can order the establishment of additional allocated or general loss allowances. The FDIC, in conjunction with the other federal banking agencies, recently adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management has analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner; and that management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. While the Company believes that it has established an adequate allowance for loan losses, there can be no assurance that regulators, in reviewing the Company's loan portfolio, will not request the Company to materially increase its allowance for loan losses, thereby negatively affecting the Company's financial condition and earnings. Although management believes that adequate allocated and general loan loss allowances have been established, future provisions are dependent upon future events such as loan growth and portfolio diversification and, as such, further additions to the level of allocated and general loan loss allowances may become necessary.

The following table sets forth activity in the Company's allowance for loan losses for the periods set forth in the table.

	At or for the Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in Thousands)				
Allowance for loan losses, beginning of period	$2,590	$2,309	$2,166	$1,952	$1,911
Charged-off loans:					
Real estate	-	-	8	-	52
Consumer	117	108	78	100	10
Commercial	5	-	-	-	109
Total charged-off loans	122	108	86	100	171
Recoveries on loans previously charged-off:					
Real estate	13	52	12	37	11
Consumer	25	37	37	37	-
Commercial	-	-	-	-	21
Total recoveries	38	89	49	74	32
Net loans charged-off	84	19	37	26	139
Provision for loan losses	195	300	180	240	180
Allowance for loan losses, end of period	$2,701	$2,590	$2,309	$2,166	$1,952
Net loans charged-off to average loans, net	0.02%	0.01%	0.01%	0.01%	0.06%
Allowance for loan losses to total loans (1)	0.63%	0.66%	0.75%	0.76%	0.74%
Allowance for loan losses to nonperforming loans and troubled debt restructuring (2)	485.79%	992.34%	1,319.43%	200.74%	168.42%
Net loans charged-off to allowance for loan losses	3.11%	0.73%	1.60%	1.20%	7.12%
Recoveries to charge-offs	31.15%	82.41%	56.98%	74.00%	18.71%

(1) Total loans includes loans, less unadvanced loan funds, plus net deferred loan costs.
(2) Nonperforming loans and troubled debt restructuring consist of all loans 90 days or more past due and other loans which have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal.

The following table sets forth the Company's percent of allowance for loan losses to total allowances and the percent of loans to total loans in each of the categories listed at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. These allocations are not necessarily indicative of future losses and do not restrict the use of the allowance to absorb losses in any other loan category.

	For Year Ended December 31,								
	2001			2000			1999		
	Amount	% of Allowance in each Category to Total Allowance	Percent of Loans in each Category to Total Loans	Amount	% of Allowance in each Category to Total Allowance	Percent of Loans in each Category to Total Loans	Amount	% of Allowance in each Category to Total Allowance	Percent of Loans in each Category to Total Loans
	(Dollars in Thousands)								
Real estate loans (1)	$2,035	75.35%	75.11%	$1,827	70.54%	74.34%	$1,547	67.00%	71.77%
Consumer loans (1)	573	21.21%	22.53%	665	25.68%	24.43%	664	28.76%	26.65%
Commercial loans	93	3.44%	2.36%	98	3.78%	1.23%	98	4.24%	1.58%
Total allowance for loan losses	$2,701	100.00%	100.00%	$2,590	100.00%	100.00%	$2,309	100.00%	100.00%

	For Year Ended December 31,					
	1998			1997		
	Amount	% of Allowance in each Category to Total Allowance	Percent of Loans in each Category to Total Loans	Amount	% of Allowance in each Category to Total Allowance	Percent of Loans in each Category to Total Loans
	(Dollars in Thousands)					
Real estate loans (1)	$1,543	71.24%	71.34%	$1,506	77.15%	69.34%
Consumer loans (1)	525	24.24%	27.05%	348	17.83%	29.03%
Commercial loans	98	4.52%	1.61%	98	5.02%	1.63%
Total allowance for loan losses	$2,166	100.00%	100.00%	$1,952	100.00%	100.00%

(1) The real estate loans allowance for losses includes an amount for the home equity loan porfolio. In the loan porfolio composition table, home equity loans are included in the consumer loan category.

Investment Activities

The Board of Directors establishes the investment policy and procedures of the Company. It is the general policy of the Company that all investment transactions be conducted in a safe and sound manner. The Company's investment policy further provides that investment decisions be based upon a thorough analysis of each proposed investment to determine its quality, inherent risks, fit within the Company's overall asset/liability management objectives, the effect on the Company's risk-based capital and prospects for yield and/or appreciation. While general investment strategies are developed and authorized by the Board of Directors, the execution of specific investment actions and the day-to-day oversight of the Company's investment portfolio rests with the Chief Executive Officer and Executive Vice President/Chief Financial Officer. These officers are authorized to execute investment transactions of up to $5 million without the prior approval of the Executive Committee if such transactions are within the scope of the Company's established investment policy. On a monthly basis, the Board of Directors reviews and evaluates all investment activities for safety and soundness, adherence to the Company's investment policy and assurance that authority levels are maintained.

As required by SFAS No. 115, the Company has established an investment portfolio of securities that is categorized as held-to-maturity, available-for-sale or held-for-trading. The Company generally invests in securities to utilize funds not employed for loan origination activity, to maintain liquidity at levels deemed appropriate by management, to enhance profitability within overall asset/liability management objectives and to provide a degree of high credit quality assets to the balance sheet. At December 31, 2001, the Company's securities portfolio totaled $175.7 million, or 26.3% of assets, all of which was categorized as available-for-sale.

Mortgage-Backed Securities. The Company purchases mortgage-backed securities to (1) achieve positive interest rate spreads with minimal administrative expense and (2) lower its credit risk as a result of the guarantees provided by Freddie Mac, Fannie Mae, and Ginnie Mae. Mortgage-backed securities are created by the pooling of mortgages and issuance of a security with an interest rate which is less than the interest rate on the underlying mortgage. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although the Company focuses its investments on mortgage-backed securities backed by one- to four-family mortgages. The issuers of such securities pool and resell the participation interests in the form of securities to investors such as the Company and guarantee the payment of principal and interest to investors. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize specific liabilities and obligations of the Company.

At December 31, 2001, mortgage-backed securities totaled $113.9 million, or 17.1% of assets and 18.2% of interest earning assets, all of which are classified as available-for-sale. At December 31, 2001, 4.7% of the mortgage-backed securities were backed by adjustable-rate loans and 95.3% were backed by fixed-rate loans. The mortgage-backed securities portfolio had a stated rate of 6.8% at December 31, 2001. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Although the Company no longer invests in Real Estate Mortgage Investment Conduits ("REMICs"), the Company did maintain $5.4 million of such investments in its securities portfolio at December 31, 2001. Generally, REMICs hold commercial and/or residential real estate mortgages in trust and issue securities representing an undivided interest in such mortgages. A REMIC, which can be a corporation, trust, association or partnership, assembles mortgages into pools and issues pass-through certificates, multiclass bonds (similar to a collateralized mortgage obligation) or other securities to investors in the secondary mortgage market.

Other Debt Securities. The Company currently has a portfolio of other debt securities, consisting of U.S. agency and municipal bonds. As of December 31, 2001, the Company's total investment in U.S. agency securities was $8.4 million, consisting of bonds issued and guaranteed by the Federal Home Loan Mortgage Corporation and the Federal Home Loan Bank. These bonds mature in two to three years and have a weighted average market yield of 2.6%. As of December 31, 2001, the Company has a municipal bond portfolio of $17.4 million with a weighted average tax equivalent yield of 7.0%. These bonds are fully insured, are rated Aaa by Moody's and/or AAA by Standard & Poors and are call-protected for up to six to ten years.

Equity Securities. The Company currently maintains a diversified equity security portfolio, which includes common, preferred and trust preferred stock. Trust preferred securities are corporate debt securities issued by bank and savings and loan holding companies. The Company's current policies generally provide that the maximum investment in the common stock or preferred stock of any one corporation shall not exceed $500,000 and the maximum investment in the trust preferred stock of any one corporation shall not exceed 5% of capital.

Investments in equity securities involve risk as they are not insured or guaranteed investments and are affected by stock market fluctuations. Such investments are carried at their market value and can directly affect the net surplus of the Company. The Company also utilizes, from time to time, "covered" call options with respect to common stocks as a means to further supplement its revenues associated with equity investments. Such investment activity is specifically authorized by both federal and Massachusetts law.

The following table sets forth at the dates indicated information regarding the amortized cost and market values of the Company's investment securities.

	At December 31,					
	2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)					
Available-for-sale securities:						
Equity securities:						
Preferred stocks	$4,116	$4,147	$3,243	$2,916	$4,358	$3,924
Common stocks	12,490	12,289	11,654	12,063	14,270	13,683
Trust preferred stocks	19,600	19,586	19,455	18,191	13,353	12,345
Total equity securities	36,206	36,022	34,352	33,170	31,981	29,952
Debt securities:						
Mortgage-backed:						
Freddie Mac	19,689	20,323	25,730	26,017	23,502	23,081
Fannie Mae	58,771	61,299	72,992	75,052	54,001	52,916
Ginnie Mae	27,015	26,868	36,833	36,031	39,912	37,049
REMICS	5,438	5,405	6,272	6,463	6,712	6,959
Total mortgage-backed securities	110,913	113,895	141,827	143,563	124,127	120,005
Other:						
U.S. agency	7,944	8,393	-	-	-	-
Municipal bonds	18,340	17,398	-	-	-	-
Total other debt securities	26,284	25,791	-	-	-	-
Total debt securities	137,197	139,686	141,827	143,563	124,127	120,005
Total available-for-sale securities (1)	$173,403	$175,708	$176,179	$176,733	$156,108	$149,957

(1) Does not include $13.8 million, $13.8 million and $7.5 million of FHLB-Boston stock held by the Company in 2001, 2000 and 1999, respectively.

The following table sets forth the Company's securities activities for the periods indicated. This table does not include FHLB stock held by the Company.

	For the Year Ended December 31, 2001	2000	1999
	(In Thousands)		
Equity securities available for sale:			
Equity securities, beginning of period	$33,170	$29,952	$22,645
Purchases (1)	6,537	13,525	26,506
Sales (2)	(4,702)	(11,175)	(14,794)
Calls	-	-	(449)
Net accretion	20	21	2
Increase (decrease) in unrealized gain (loss)	997	847	(3,958)
Net increase in equity securities	2,852	3,218	7,307
Equity securities, end of period	$36,022	$33,170	$29,952
Debt securities available-for-sale:			
Mortgage-backed:			
Mortgage-backed securities, beginning of period	$143,563	$120,005	$88,764
Purchases (1)	-	30,519	49,732
Repayments and prepayments	(30,931)	(12,871)	(13,532)
Net accretion (amortization)	18	52	(46)
Increase (decrease) in unrealized gain (loss)	1,245	5,858	(4,913)
Net (decrease) increase in mortgage-backed securities	(29,668)	23,558	31,241
Mortgage-backed securities, end of period	113,895	143,563	120,005
U.S. agencies:			
U.S. agency securities, beginning of period	-	-	-
Purchases (1)	7,961	-	-
Repayments and prepayments	-	-	-
Net amortization	(18)	-	-
Increase in unrealized gain	450	-	-
Net increase in U.S. agency securities	8,393	-	-
U.S. agency securities, end of period	8,393	-	-
Municipal bonds:			
Municipal bonds, beginning of period	-	-	-
Purchases (1)	18,340	-	-
Repayments and prepayments	-	-	-
Net amortization	-	-	-
Increase in unrealized loss	(942)	-	-
Net increase in municipal bonds	17,398	-	-
Municipal bonds, end of period	17,398	-	-
Total debt securities, end of period	$ 139,686	$ 143,563	$ 120,005

(1) Includes purchases totaling $3.7 million recorded on a trade-date accounting basis.
(2) Includes sales totaling $666,000 recorded on a trade-date accounting basis.

The table below sets forth information regarding the carrying value, weighted average yields and contractual maturities of the Company's securities portfolio as of December 31, 2001. There were no securities with contractual maturities of one year or less.

	More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in Thousands)							
Available-for-sale securities:								
Debt securities:								
Mortgage-backed securities:								
Freddie Mac	$ -	-	$ 2,073	7.37%	$ 18,250	7.05%	$ 20,323	7.08%
Fannie Mae	6,070	6.88%	14,643	7.36%	40,586	6.96%	61,299	7.05%
Ginnie Mae	-	-	-	-	26,868	6.41%	26,868	6.41%
REMICS	-	-	-	-	5,405	6.79%	5,405	6.79%
Total mortgage-backed securities	6,070	6.88%	16,716	7.36%	91,109	6.81%	113,895	6.89%
Other securities:								
U.S. agency	8,393	2.62%	-	-	-	-	8,393	2.62%
Municipal bonds (1)	-	-	-	-	17,398	4.59%	17,398	4.59%
Total other debt securities	8,393	2.62%	-	-	17,398	4.59%	25,791	3.95%
Total debt securities	14,463	4.41%	16,716	7.36%	108,507	6.45%	139,686	6.35%
Equity securities:								
Trust preferreds	-	-	-	-	19,586	8.14%	19,586	8.14%
Common stocks	-	-	-	-	-	-	12,289	-
Preferred stocks	-	-	-	-	-	-	4,147	-
Total equity securities	-	-	-	-	19,586	8.14%	36,022	-
Total securities (2)	$ 14,463		$ 16,716		$ 128,093		$ 175,708	

(1) The yield on municipal bonds is not presented in this table on an after-tax equivalent basis. The after-tax equivalent rate would be 7.00%.

(2) Does not include $13.8 million of FHLB stock held by the Company.

Sources of Funds

General. Deposits, repayments and prepayments of loans, cash flows generated from operations and FHLB advances are the primary sources of the Company's funds for use in lending, investing and for other general purposes.

Deposits. The Company offers a variety of consumer and commercial deposit accounts with a range of interest rates and terms. The Company's deposit accounts consist of savings, retail checking/NOW accounts, commercial checking accounts, money market accounts, club accounts and certificate of deposit accounts. The Company from time to time offers certificate of deposit accounts with balances in excess of $100,000 (jumbo certificates) and certificate of deposit accounts with special rates and also offers Individual Retirement Accounts ("IRAs") and other qualified plan accounts. The Company also utilizes brokered certificates of deposits as an alternative source of funds.

At December 31, 2001, the Company's deposits totaled $336.1 million, or 56.2% of total liabilities. The Company had a total of $117.1 in retail certificates of deposit at December 31, 2001, of which $101.0 million had maturities of less than one year. Core deposits, consisting of savings, NOW, money market and demand accounts, represented approximately 56.3% of total deposits and certificates of deposits accounts represented 34.9% at December 31, 2001, as compared to core deposits representing 48.2% of total deposits and certificate accounts representing 36.5% of deposits as of December 31, 2000. At December 31, 2001, brokered certificates of deposit totaled $29.6 million, or 8.8% of total deposits, compared to $49.9 million, or 15.3% of total deposits at December 31, 2000. Although a significant portion of the Company's deposits are in core deposits, management monitors activity in this category and, based on historical experience and the Company's current pricing strategy, believes it will continue to retain a large portion of such accounts. The Company is not limited with respect to the rates it may offer on deposit products.

The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. The Company's deposits are obtained predominantly from the areas in which its banking offices are located. The Company relies primarily on customer service, advertising and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions affect the Company's ability to attract and retain deposits. The Company uses traditional means of advertising its deposit products, including television, radio and print media. The Company also uses its website to attract deposits. While certificate accounts in excess of $100,000 are accepted by the Company, and may receive special rates, the Company does not actively solicit jumbo certificates as these accounts are more difficult to retain than core deposits. All Massachusetts savings banks are required to be members of the Deposit Insurance Fund, a private deposit insurer, which insures all deposits in member banks in excess of FDIC deposit insurance limits. Member banks are required to pay the assessments of the Fund.

The following table presents the deposit activity of the Company for the periods indicated.

	For the Year Ended December 31,		
	2001	2000	1999
		(In Thousands)	
(Decrease) increase before interest credited	($1,719)	$51,492	($20,883)
Interest credited (1)	12,524	10,567	9,038
Net increase (decrease)	$10,805	$62,059	($11,845)

(1) Does not include escrow interest credited of $10,000, $9,000 and $9,000 for the periods ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, the Company had $18.6 million in certificate accounts in amounts of $100,000 or more, maturing as follows:

Maturity Period	Amount	Weighted Average Rate
	(Dollars in Thousands)	
Three months or less	$4,704	4.48%
Over three through six months	6,354	4.38%
Over six through 12 months	5,259	4.28%
Over 12 months	2,252	4.44%
Total	$18,569	4.39%

The following table sets forth the distribution of the Company's deposit accounts for the periods indicated.

	December 31,					
	2001		2000		1999	
	Balance	Percent of Total Deposits	Balance	Percent of Total Deposits	Balance	Percent of Total Deposits
	(Dollars in Thousands)					
Demand	$20,077	5.97%	$16,165	4.97%	$11,975	4.55%
Savings	71,490	21.27%	65,250	20.06%	67,169	25.52%
Money market	34,289	10.20%	27,034	8.31%	30,321	11.52%
NOW	63,426	18.87%	48,217	14.82%	35,076	13.33%
Brokered deposits	29,630	8.82%	49,857	15.33%	-	-
Certificates of deposit	117,148	34.87%	118,732	36.51%	118,655	45.08%
Total deposits	$336,060	100.00%	$325,255	100.00%	$263,196	100.00%

The following table presents by various rate categories, the amount of certificate accounts, including brokered certificates, outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at December 31, 2001.

	Period to Maturity from December 31, 2001					At December 31,	
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years	Total at December 31, 2001	2000	1999
	(Dollars in Thousands)						
Certificate accounts:							
0 to 4.00%	$ 30,026	$ 3,924	$ 1,681	$ -	$ 35,631	$ 1,874	$ 3,161
4.01% to 5.00%	46,783	3,004	3,591	231	53,609	19,778	67,994
5.01% to 6.00%	24,216	3,368	324	9,789	37,697	65,167	37,742
6.01% to 7.00%	-	-	-	19,841	19,841	41,913	6
7.01% to 8.00%	-	-	-	-	-	39,857	9,752
Total	$ 101,025	$ 10,296	$ 5,596	$ 29,861	$ 146,778	$ 168,589	$ 118,655

Borrowed Funds. As part of its operating strategy, the Company utilizes advances from the FHLB as an alternative to retail deposits to fund its operations. By utilizing FHLB advances, which possess varying stated maturities, the Company can meet its liquidity needs without otherwise being dependent upon retail deposits, which have no stated maturities (except for certificates of deposit), which are interest rate sensitive and which may be withdrawn from the Company at any time. These FHLB advances are collateralized primarily by the Company's mortgage loans and mortgage-backed securities and secondarily by the Company's investment in capital stock of the FHLB. FHLB advances are made under several different credit programs, each of which has its own interest rate and range of maturities. Certain advances are callable at the option of the FHLB in 2002, 2003, 2004 and 2006. The maximum amount that the FHLB will advance to member institutions, including the Company, fluctuates from time-to-time in accordance with the policies of the FHLB. At December 31, 2001, the Company had $248.8 million in outstanding advances from the FHLB compared to $241.0 million at December 31, 2000.

The following table sets forth information regarding the Company's FHLB advances at or for the periods ended on the dates indicated:

	At or For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
FHLB advances:			
Average balance outstanding	$226,328	$208,502	$102,504
Maximum amount outstanding at any month-end during the period	$271,000	$247,206	$152,147
Balance outstanding at end of period	$248,849	$241,000	$152,147
Weighted average interest rate during the period	5.49%	6.40%	5.33%
Weighted average interest rate at end of period	4.86%	6.25%	5.75%

The Company also maintains a line of credit with the Federal Reserve Bank of Boston. Commercial loans with a principal balance of $3.1 million and $4.2 million were pledged at December 31, 2001 and 2000 as security for this line of credit. No amounts were outstanding as of December 31, 2001 or 2000 under this line of credit.

Trust Services

The Woronoco Savings Bank Trust & Investment Management Department (the "trust department") provides trust and investment services to individuals, partnerships, corporations and institutions and acts as a fiduciary of estates and conservatorships and as a trustee under various wills, trusts and other plans. The Company has implemented several policies governing the practices and procedures of the trust department, including policies relating to maintaining confidentiality of trust records, drafting trust documents and instruments, investment of trust property, handling conflicts of interest, and maintaining impartiality. Such policies are aimed at maintaining the highest standards of fiduciary conduct. At December 31, 2001, the trust department was managing 254 accounts with assets of $18.8 million, in the aggregate, of which the largest relationship totaled $2.9 million, or 15% of the trust department's total assets at December 31, 2001.

Subsidiary Activities

Woronoco Savings Bank has several wholly-owned subsidiaries. Walshingham Enterprises, Inc. was established in July 1983 for the purpose of acquiring, holding and selling residential and commercial real estate. Woronoco Security Corporation was established in November 1996 for the purpose of acquiring and holding investment securities of a type that are permissible for banks to hold under applicable law. Court Street Security Corporation and Little River Security Corporation were established in 1999 for the same purpose. Woronoco Security Corporation, Court Street Corporation and Little River Corporation qualify as "securities corporations" for Massachusetts tax purposes. Income earned by a qualifying securities corporation is generally entitled to special tax treatment from Massachusetts income taxes. Agan Insurance Agency, Inc. was acquired in January 2000 in order to move the Company closer to its goal of providing a full range of life cycle products and services to its customers. In November 2001, Agan Insurance Agency, Inc. acquired the net assets of Keyes & Mattson Insurance Agency, Inc. and was renamed Keyes, Mattson & Agan Insurance Agency, Inc. Through Keyes, Mattson & Agan, the Company offers a full line of property and casualty insurance products and various life insurance and group life, group health and accident insurance products for individuals and commercial clients. The results of operations of all of the Bank's subsidiaries are consolidated in the results and operations of the Company. All of the Bank's subsidiaries were incorporated in Massachusetts.

Woronoco Bancorp is the parent company for WRO Funding Corporation. WRO Funding Corporation was established in 1999 for the purpose of lending as well as buying, selling, investing, holding and dealing in property. WRO Funding Corporation was incorporated in Massachusetts. WRO Funding Corporation provided a loan of $4.6

million to the Woronoco Savings Bank Employee Stock Ownership Plan Trust which was used to purchase 8%, or 479,908 shares, of the Company's outstanding common stock in the open market.

REGULATION AND SUPERVISION

General

As a savings bank chartered by the Commonwealth of Massachusetts, the Bank is extensively regulated under state law with respect to many aspects of its banking activities by the Commissioner. In addition, as a bank whose deposits are insured by the FDIC under the Bank Insurance Fund ("BIF"), the Bank must pay deposit insurance assessments and is examined and supervised by the FDIC. These laws and regulations have been established primarily for the protection of depositors, customers and borrowers of the Bank, not Bank stockholders.

The Holding Company is also required to file reports with, and otherwise comply with the rules and regulations, of the Office of Thrift Supervision ("OTS"), the Commissioner and the Securities and Exchange Commission ("SEC") under the federal securities laws. The following discussion of the laws and regulations material to the operations of the Company and the Bank is a summary and is qualified in its entirety by reference to such laws and regulations.

The Bank and the Company, as a savings and loan holding company, are extensively regulated and supervised. Regulations, which affect the Bank on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations may also change because of new interpretations by the authorities who interpret those laws and regulations. Any change in the regulatory structure or the applicable statutes or rules, whether by the Commissioner, the OTS, the FDIC or Congress, could have a material impact on the Company, the Bank and its operations.

Massachusetts Banking Laws and Supervision

Massachusetts savings banks are regulated and supervised by the Commissioner. The Commissioner is required to regularly examine each state-chartered bank. The approval of the Commissioner is required to establish or close branches, to merge with another bank, to form a holding company, to issue stock or to undertake many other activities. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Commissioner may be sanctioned. The Commissioner may suspend or remove directors or officers of a bank who have violated the law, conducted a bank's business in a manner which is unsafe, unsound or contrary to the depositors' interests, or been negligent in the performance of their duties. In addition, the Commissioner has the authority to appoint a receiver or conservator if it determines that the bank is conducting its business in an unsafe or unauthorized manner and under certain other circumstances.

All Massachusetts-chartered savings banks are required to be members of the Deposit Insurance Fund, a private deposit insurer, which insures all deposits in member banks in excess of FDIC deposit insurance limits. Member banks are required to pay the assessments of the Fund. In addition, the Mutual Savings Central Fund acts as a source of liquidity to its members in supplying them with low-cost funds, and purchasing qualifying obligations from them.

The powers which Massachusetts-chartered savings bank can exercise under these laws are summarized below.

Payment of Dividends. A savings bank may only pay dividends on its capital stock if such payment would not impair the bank's capital stock and surplus account. No dividends may be paid to stockholders of a bank if such dividends would reduce stockholders' equity of the bank below the amount of the liquidation account required by Massachusetts conversion regulations.

Lending Activities. A Massachusetts-chartered savings bank may make a wide variety of mortgage loans. Fixed-rate loans, adjustable-rate loans, variable-rate loans, participation loans, graduated payment loans, construction and development loans, condominium and co-operative loans, second mortgage loans and other types of loans may be made in accordance with applicable regulations. Commercial loans may be made to corporations and other commercial enterprises with or without security. Consumer and personal loans may also be made with or without security. Loans to individual borrowers generally must be limited to 20% of the total of a bank's capital accounts and stockholders' equity.

Investments Authorized. Massachusetts-chartered savings banks have broad investment powers under Massachusetts law, including so-called "leeway" authority for investments that are not otherwise specifically authorized. The investment powers authorized under Massachusetts law are restricted by federal law to permit, in general, only investments of the kinds that would be permitted for national banks. The Bank has authority to invest in all of the classes of loans and investments that are permitted by its existing loan and investment policies.

Parity Regulation. The Massachusetts regulation on parity with national banks establishes procedures allowing state-chartered banks to exercise additional or more flexible parallel powers granted to national banks under federal law which are not otherwise permitted under state law. The procedures and requirements for engaging in such activities range from an application process, expedited review and notice process to activities requiring no application or notice whatsoever. The applicable procedures and requirements vary according to the nature of the activity to be engaged in and the capitalization of the bank. The Bank is eligible to engage in certain of the above-referenced activities within the limits of the applicable requirements of Massachusetts regulation.

Assessments. Savings banks are required to pay assessments to the Commissioner to fund operations. Assessments paid by the Bank for the fiscal year ended December 31, 2001 totaled $49,000.

Federal Regulations

Capital Requirements. Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as the Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System (the "Rating System") established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships).

The Bank must also comply with FDIC risk-based capital guidelines. The FDIC guidelines require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as the Bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC's risk-weighting system, cash and securities backed by the full faith and credit of the U.S. Government are given a 0% risk weight, loans secured by one- to four-family residential properties generally have a 50% risk weight and commercial loans have a risk weighting of 100%.

State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, a portion of the net unrealized gain on equity securities and other capital instruments. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy.

As a savings and loan holding company regulated by the Office of Thrift Supervision, the Company is not, under current law, subject to any separate regulatory capital requirements.

The following is a summary of the Bank's regulatory capital at December 31, 2001:

GAAP Capital to Total Assets	8.81%
Total Capital to Risk-Weighted Assets	12.95%
Tier I Leverage Ratio	8.49%
Tier I to Risk-Weighted Assets	12.35%

Standards for Safety and Soundness. The federal banking agencies adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities

Under federal law, all state-chartered FDIC insured banks, including savings banks, have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The FDIC and FDICIA permit certain exceptions to these limitations. For example, state chartered banks, such as the Bank, may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq National Market and in the shares of an investment company registered under federal law. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the BIF. The FDIC adopted revisions to its regulations governing the procedures for institutions seeking approval to engage in such activities or investments. These revisions, among other things, streamline the application procedures for healthy banks and impose quantitative and qualitative restrictions on a bank's dealings with its subsidiaries engaged in activities not permitted for national bank subsidiaries. All non-subsidiary equity investments, unless otherwise authorized or approved by the FDIC, must have been divested by December 19, 1996, under a FDIC-approved divestiture plan, unless such investments were grandfathered by the FDIC. The Bank received grandfathering authority from the FDIC in February 1993 to invest in listed stocks and/or registered shares. The maximum permissible investment was 100% of Tier 1 capital, as specified by the FDIC's regulations, or the maximum amount permitted by Massachusetts Banking Law, whichever is less. Such grandfathering authority may be terminated upon the FDIC's determination that such investments pose a safety and soundness risk to the Bank or if the Bank converts its charter, other than a mutual to stock conversion, or undergoes a change in control. The Gramm-Leach-Bliley Act of 1999 requires that any state bank which invests in a subsidiary that engages in activities only permissable for a "financial subsidiary" of a national bank must meet certain conditions, including being well-capitalized and deducting such investment for regulatory capital purposes. As of December 31, 2001, the Bank had securities with a market value of $16.4 million which were held under such grand-fathering authority.

Interstate Banking and Branching

As a savings and loan holding company, the Company is limited under the Home Owners' Loan Act with respect to its acquisition of a savings association located in a state other than Massachusetts. In general, a savings and loan holding company may not acquire an additional savings association subsidiary that is located in a state other than the home state of its first savings association subsidiary unless such an interstate acquisition is permitted by the statutes of such other state. Many states permit such interstate acquisitions if the statutes of the home state of the acquiring savings and loan holding company satisfy various reciprocity conditions. Massachusetts is one of a number of states that permit, subject to the reciprocity conditions of the Massachusetts Banking Law, out-of-state bank and savings and loan holding companies to acquire Massachusetts savings associations.

In contrast, bank holding companies are generally authorized to acquire banking subsidiaries in more than one state irrespective of any state law restrictions on such acquisitions. The Interstate Banking Act, which was enacted on September 29, 1994, permits approval under the Bank Holding Company Act of the acquisition of a bank located outside of the holding company's home state regardless of whether the acquisition is permitted under the law of the state of the acquired bank. The Federal Reserve Board may not approve an acquisition under the Bank Holding Company Act that would result in the acquiring holding company controlling more than 10% of the deposits in the United States or more than 30% of the deposits in any particular state.

Beginning June 1, 1997, the Interstate Banking Act permitted the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states. The Interstate Banking Act also permitted a state to "opt in" to the provisions of the Interstate Banking Act before June 1, 1997, and permitted a state to "opt out" of the provisions of the Interstate Banking Act by adopting appropriate legislation before that date. Accordingly, beginning June 1, 1997, the Interstate Banking Act permitted a bank, such as the Bank, to acquire an institution by merger in a state other than Massachusetts unless the other state had opted out of the Interstate Banking Act. The Interstate Banking Act also authorizes *de novo* branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4% (3% or less for institutions with the highest examination rating). An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of December 31, 2001, the Bank was a "well capitalized" institution.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions must comply with additional sanctions including, under to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status. No savings bank may pay a dividend that would cause it to be "undercapitalized."

Transactions with Affiliates

Under current federal laws, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. In a holding company context, at a minimum, the parent holding company of a savings institution and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Section 23A limits the extent to which a savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term "covered transaction" includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. There are also specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B also requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings institution or its subsidiary as similar transactions with nonaffiliates.

Further, federal law restricts an institution with respect to loans to directors, executive officers, and principal stockholders ("insiders"). Loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the Bank's employees and does not give preference to the insider over the employees. Federal law places additional limitations on loans to executive officers.

Enforcement

The FDIC has extensive enforcement authority over insured savings banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." See *"—Prompt Corrective Regulatory Action."* The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts

The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial information consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points for the weakest. Bank Insurance Fund members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980's to recapitalize the Federal Savings and Loan Insurance Corporation. Bank Insurance Fund members had been assessed about 1.2 basis points, which is generally 20% of the amount charged Savings Association Insurance Fund members. Effective January 1, 2000, full pro rata sharing of the payments between Bank Insurance Fund and Savings Association Insurance Fund members commenced. The FDIC is authorized to raise the assessment rates. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank.

The FDIC may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

The Bank, as a member of the Depositor Insurance Fund, is also subject to its assessments. See *" - Massachusetts Banking Laws and Supervision."*

Federal Reserve System

The Federal Reserve Board regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $41.3 million or less (which may be adjusted by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $41.3 million, the reserve requirement is $1.239 million plus 10% (which may be adjusted by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $41.3 million. The first $5.7 million of otherwise reservable balances (which may be adjusted by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements.

Community Reinvestment Act

Under the Community Reinvestment Act, as implemented by FDIC regulations, a state non-member bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. The Bank's latest Community Reinvestment Act rating received from the FDIC was "Satisfactory."

The Bank is also subject to similar obligations under Massachusetts law which has an additional CRA rating category. The Massachusetts Community Reinvestment Act requires the Massachusetts Banking Commissioner to consider a bank's Massachusetts Community Reinvestment Act rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of such application. The Bank's latest Massachusetts Community Reinvestment Act received from the Massachusetts Division of Banks was "High Satisfactory."

Federal Home Loan Bank System

The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB in an amount equal to at least 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB stock at December 31, 2001 of $13.8 million. At December 31, 2001, the Bank had $248.8 million in FHLB advances.

Holding Company Regulation

Federal law allows a state savings bank that qualifies as a "qualified thrift lender" ("QTL"), discussed below, to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of federal law. Such election results in its holding company being regulated as a savings and loan holding company by the OTS rather than as a bank holding company by the Federal Reserve Board. The Bank has made such election and the Company is a non-diversified unitary savings and loan holding company within the meaning of federal law. As such, the Company is registered with the OTS and has adhered to the OTS' regulations and reporting requirements. In addition, the OTS may examine and supervise the Company and the OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. Additionally, the Bank is required to notify the OTS at least 30 days before declaring any dividend to the Company.

As a unitary savings and loan holding company, the Company is generally not restricted under existing laws as to the types of business activities in which it may engage. The Gramm-Leach-Bliley Act of 1999 expanded the authority of bank holding companies to affiliate with other financial services companies such as insurance companies and investment banking companies. The Gramm-Leach-Bliley Act, however, provided that unitary savings and loan holding companies may only engage in activities permitted to financial holding companies under that Act and those authorized for multiple savings and loan holding companies. Unitary savings and loan holding companies existing prior to May 4, 1999, such as the Company, were grandfathered as to the unrestricted activities. Under the Act, however, even grandfathered savings and loan holding companies may not be acquired by companies engaged in commercial activities. Upon any non-supervisory acquisition by the Company of another savings association as a separate subsidiary, the Company would become a multiple savings and loan holding company. Federal law limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, provided the prior approval of the OTS is obtained, to other activities authorized by OTS regulation and to those permitted for financial holding companies. Multiple savings and loan holding companies are generally prohibited from acquiring or retaining more than 5% of a non-subsidiary company engaged in activities other than those permitted.

The HOLA prohibits a savings and loan holding company from, directly or indirectly, acquiring more than 5% of the voting stock of another savings association or savings and loan holding company or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the OTS. In evaluating applications by holding companies to acquire savings associations, the OTS considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

To be regulated as a savings and loan holding company by the OTS (rather than as a bank holding company by the Federal Reserve Board), the Bank must qualify as a QTL. To qualify as a QTL, the Bank must maintain compliance with the test for a "domestic building and loan association," as defined in the Code, or with a Qualified Thrift Lender Test ("QTL Test"). Under the QTL Test, a savings institution is required to maintain at least 65% of its "portfolio assets" (total assets less: (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least 9 months out of each 12 month period. As of December 31, 2001, the Bank maintained in excess of 65% of its portfolio assets in qualified thrift investments. The Bank also met the QTL test in each of the prior 12 months and, therefore, met the QTL test.

Massachusetts Holding Company Regulation. In addition to the federal holding company regulations, a bank holding company organized or doing business in Massachusetts must comply with Massachusetts law. The term "bank holding company," for the purposes of Massachusetts law, is defined generally to include any company which, directly or indirectly, owns, controls or holds with power to vote more than 25% of the voting stock of each of two or more banking institutions, including commercial banks and state co-operative banks, savings banks and savings and loan associations and national banks, federal savings banks and federal savings and loan associations. In general, a holding company controlling, directly or indirectly, only one banking institution is not deemed to be a bank holding company for the purposes of Massachusetts law. Under Massachusetts law, the prior approval of the Board of Bank Incorporation is required before: any company may become a bank holding company; any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of, or all or substantially all of the assets of, a banking institution; or any bank holding company merges with another bank holding company. Although the company is not a bank holding company for purposes of Massachusetts law, any future acquisition of ownership, control, or the power to vote 25% of more of the voting stock of another banking institution or bank holding company would cause it to become such. The Company has no current plan or arrangement to acquire ownership or control, directly or indirectly, of 25% or more of the voting stock of another banking institution.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Exchange Act. The Company is required to observe the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

The registration under the Securities Act of shares of the common stock does not cover the resale of such shares. Shares of the common stock purchased by persons who are not affiliates of the Company may be resold without registration. The resale restrictions of Rule 144 under the Securities Act govern shares purchased by an affiliate of the Company. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (1) 1% of the outstanding shares of the Company or (2) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under specific circumstances.

Item 2. Properties.

The Company currently conducts its business through its main office located in Westfield, Massachusetts and eleven other banking offices, one of which opened in 2001, and two stand-alone ATM's. The Company believes that the Bank's facilities are adequate to meet the present and immediately foreseeable needs of the Bank and the Company.

Location	Leased, Licensed or Owned	Original Year Leased or Acquired	Date of Lease/ License Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
Main/Executive Office:				(In thousands)
31 Court Street Westfield, Massachusetts 01085	Owned	1951	—	$4,520
Banking Offices:				
44 Little River Road Westfield, Massachusetts 01085	Owned	1971	—	130
185 College Highway Southwick, Massachusetts 01077	Owned	1988	—	564
74 Lamb Street South Hadley, Massachusetts 01075	Owned	1995	—	436
608 College Highway Southwick, Massachusetts 01077	Leased	1977	2007 (1)	48
1359 Springfield Street Feeding Hills, Massachusetts 01013	Leased	1994	2005 (2)	32
800 Boston Road Springfield, Massachusetts 01119	Licensed	1994	2005 (2)(3)	90
503 Memorial Avenue West Springfield, Massachusetts 01089	Licensed	1994	2005 (2)(3)	91
44 Willimansett Street South Hadley, Massachusetts 01075	Licensed	1997	2002 (3)(4)	60
175 University Drive Amherst, Massachusetts 01002	Licensed	1998	2003 (3)(4)	104
72 Shaker Road East Longmeadow, Massachusetts 01028	Owned	2000 (5)	—	1,445
431 Center Street Ludlow, Massachusetts 01056	Owned	2000 (6)	—	1,160
Other Properties:				
2-16 Central Street (7) (8) Westfield, Massachusetts 01085	Owned	1990	—	-
119 Winsor Street (6) Ludlow, Massachusetts 01056	Owned	1997	—	509
127 North Elm Street (9) Westfield, Massachusetts 01085	Leased	1998	2003	8
98 Lower Westfield Road (10) Holyoke, Massachusetts 01040	Leased	2000	2010	-
Total				$9,197

(1) The Company has an option to renew this lease for two additional five-year periods.
(2) The Company has an option to renew this lease/license for two additional five-year periods.
(3) This banking office is located inside a supermarket/grocery store operated by the regionally based Big Y Foods, Inc. The Company maintains a sublicense or, in the case of the South Hadley and Amherst offices, a license to possess the property. Generally, the holder of a license or sublicense has less property rights than the possessor of a leasehold interest.
(4) The Company has an option to renew this lease/license for three additional five-year periods.
(5) The East Longmeadow branch opened in March 2001.
(6) The 431 Center Street branch opened in February 2001. The facility located at Winsor Street was closed upon the opening of the new branch. The Company plans to sell the Winsor Street facility.
(7) The property consists of vacant office space which the Company currently utilizes as a storage facility.
(8) Net book value of the property is included in net book value for the Bank's main office.

(9) Consists of a stand-alone ATM located at a Dunkin' Donuts establishment. The ATM became operational in 1998.
(10) Consists of a stand-alone ATM located at the entrance to the Holyoke Mall. The ATM became operational in October 2000.

Item 3. Legal Proceedings.

The Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the financial condition and results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for the Company's Common Equity and Related Stockholder Matters.

(a) The Company's common stock is listed on the American Stock Exchange (the "AMEX") under the symbol "WRO." The following table sets forth the high and low sales prices of the common stock for the past two years, as reported by AMEX. For information relating to restrictions on the Company's declaration of dividends, see "Item I. Business – Regulation and Supervision".

	Dividend	High	Low
2001			
First Quarter	$ 0.0675	$ 15.50	$ 12.63
Second Quarter	$ 0.0700	$ 15.20	$ 14.43
Third Quarter	$ 0.0800	$ 17.20	$ 15.30
Fourth Quarter	$ 0.1000	$ 17.90	$ 16.25
2000			
First Quarter	$ 0.0500	$ 10.38	$ 9.38
Second Quarter	$ 0.0525	$ 10.94	$ 9.75
Third Quarter	$ 0.0600	$ 12.69	$ 10.50
Fourth Quarter	$ 0.0625	$ 13.00	$ 11.06

(b) As of February 26, 2002, the Company had approximately 1,776 holders of record of the Company's common stock.

Item 6. Selected Financial Data.

We have derived the following selected consolidated financial and other data of the Company in part from our consolidated financial statements and notes appearing elsewhere in this Form 10-K.

	At December 31,				
	2001	2000	1999	1998	1997
			(In Thousands)		
Selected Financial Data:					
Total assets	$668,006	$642,460	$500,948	$426,826	$341,909
Cash & cash equivalents	27,209	25,368	16,185	12,011	11,686
Loans, net	427,409	391,286	307,407	284,043	261,723
Loans held for sale	-	14,313	-	-	-
Debt securities available-for-sale	25,791	-	-	-	-
Mortgage-backed securities available-for-sale	113,895	143,563	120,005	88,764	39,913
Equity securities available-for-sale	36,022	33,170	29,952	22,645	15,727
Deposits	336,060	325,255	263,196	275,041	262,679
FHLB Advances	248,849	241,000	152,147	111,163	41,726
Total stockholders' equity	69,849	70,759	80,895	35,773	33,332
Other real estate owned, net	-	61	883	241	381
Nonperforming assets and troubled debt restructurings	556	322	1,058	1,320	1,540

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
			(In Thousands)		
Selected Operating Data:					
Total interest and dividend income	$42,315	$40,406	$30,548	$25,054	$23,517
Interest expense	23,320	23,809	14,625	13,477	12,500
Net interest income	18,995	16,597	15,923	11,577	11,017
Provision for loan losses	195	300	180	240	180
Net interest income after provision for loan losses	18,800	16,297	15,743	11,337	10,837
Other income	4,172	4,268	3,851	3,553	3,465
Other expenses	16,260	14,375	17,367	10,087	9,743
Income before income taxes and cumulative effect of change in accounting principle	6,712	6,190	2,227	4,803	4,559
Income taxes	2,303	2,106	822	1,693	1,541
Income before cumulative effect of change in accounting principle	4,409	4,084	1,405	3,110	3,018
Cumulative effect of change in accounting for derivative instruments, net of tax benefit of $92	(161)	-	-	-	-
Net income	$4,248	$4,084	$1,405	$3,110	$3,018

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
Selected Operating Ratios and Other Data:					
Performance Ratios:					
Average yield on interest-earning assets	6.99%	7.39%	7.03%	7.34%	7.57%
Average rate paid on interest-bearing liabilities	4.26%	4.87%	3.87%	4.27%	4.35%
Average interest rate spread	2.73%	2.52%	3.16%	3.07%	3.22%
Net interest margin	3.14%	3.04%	3.66%	3.39%	3.55%
Ratio of interest-earning assets to interest-bearing liabilities	110.48%	111.94%	115.09%	108.18%	107.96%
Net interest income after provision for loan losses to other expenses	115.62% (2)	113.37% (3)	90.65% (4)	112.39%	111.23%
Other expenses as a percent of average assets	2.54% (2)	2.48% (3)	3.71% (4)	2.79%	2.96%
Return on average assets	0.66% (2)	0.70% (3)	0.30% (4)	0.86%	0.92%
Return on average equity	5.94% (2)	5.49% (3)	1.85% (4)	8.89%	9.67%
Ratio of average equity to average assets	11.17%	12.83%	16.22%	9.66%	9.50%
Efficiency ratio (1)	73.68% (2)	73.76% (3)	96.29% (4)	75.16%	77.51%
Dividend payout ratio	26.32%	24.56%	16.73%	N/A	N/A

(1) The efficiency ratio represents the ratio of other expenses divided by the sum of the net interest income and other income. This ratio excludes realized gains on sales of investment securities, property and loans, net. If this ratio included these realized gains, then the efficiency ratio would have been 69.95%, 68.90%, 87.83%, 66.67% and 67.28% for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

(2) Excluding the effect of the $715,000 gain on the sale of loans, the $81,000 write-down of an obsolete branch facility, a $335,000 loss recognized as a result of the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001, and the related net tax expense for these items totaling $101,000, where applicable, the following ratios for 2001 would have been: net interest income after provision for loan losses to other expenses 116.20%, other expenses as a percent of average assets 2.52%, return on average assets 0.63%, return on average equity 5.66% and efficiency ratio 73.32%.

(3) Excluding the effect of the $270,000 pension curtailment gain, and the related tax effect of $92,000, where applicable, the following ratios for 2000 would have been: net interest income after provision for loan losses to other expenses 111.28%, other expenses as a percent of average assets 2.52%, return on average assets 0.67%, return on average equity 5.25% and efficiency ratio 75.15%.

(4) Excluding the effect of the $4.4 million contribution to Woronoco Savings Charitable Foundation, and the related tax effect of $1.5 million, where applicable, the following ratios for 1999 would have been: net interest income after provision for loan losses to other expenses 121.82%, other expenses as a percent of average assets 2.76%, return on average assets 0.93%, return on average equity 5.72% and efficiency ratio 71.65%.

	At or For the Years Ended December 31,				
	2001	2000	1999	1998	1997
Regulatory Capital Ratios:					
Leverage capital	10.17%	10.81%	16.77%	9.35%	9.08%
Total risk-based capital	15.39%	17.74%	26.97%	13.87%	15.14%
Asset Quality Ratios:					
Nonperforming loans and troubled debt restructurings as a percent of total loans	0.13%	0.07%	0.06%	0.38%	0.44%
Nonperforming assets and troubled debt restructurings as a percent of total assets	0.08%	0.05%	0.21%	0.31%	0.45%
Allowance for loan losses as a percent of total loans	0.63%	0.66%	0.75%	0.76%	0.74%
Allowance for loan losses as a percent of nonperforming loans and troubled debt restructurings	485.79%	992.34%	1319.43%	200.74%	168.42%
Net loans charged-off to average interest-earning loans	0.02%	0.01%	0.01%	0.01%	0.06%
Banking offices at end of period	12	11	11	11	10

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the "Selected Financial Data" and the Company's Consolidated Financial Statements and notes thereto, each appearing elsewhere in this Form 10-K.

General

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on the Company's interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Company also generates non-interest income such as gains on securities and loan sales, fees from deposit and trust services, insurance commissions and other fees. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expense, marketing expenses, data processing, professional services and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Forward-Looking Statements

This Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company include, but are not limited to: changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

The Company does not undertake – and specifically disclaims any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Management Strategy

The Company operates as a community-oriented savings bank, offering a wide variety of financial products and services. The primary objectives of the Company's strategic plan are to improve its profitability and enhance shareholder value while maintaining its strong capital position, sound asset quality and a reasonable level of interest rate and credit risk. To accomplish these objectives, the Company has sought to:

- Provide superior service and competitive rates to increase loans and deposits, including commercial accounts
- Control credit risk by emphasizing the origination of single-family, owner-occupied residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit
- Originate high quality, multi-family and commercial real estate and commercial business loans which increase the yields earned on its overall loan portfolio, without incurring unnecessary risk
- Expand its lending and deposit base through the establishment of full-service banking offices

- Control interest rate risk by selectively utilizing off-balance sheet hedging transactions such as interest rate swaps, caps and floors

- Implement various capital management strategies, particularly dividends and stock repurchases, to enhance stockholder value

- Explore opportunities to expand its existing fee-based businesses and to diversify its product lines to include a full range of products and services in order to become less dependent upon net interest income

- Examine opportunities to leverage the potential capabilities of the internet and other technologies, including internet banking

During 2001, the Company implemented several strategies to expand its market and enhance its fee income business. In the first quarter of 2001 the Company opened its new branch facility in East Longmeadow and relocated its existing branch in Ludlow. The expansion into East Longmeadow provides the Company with an attractive market to introduce its full line of financial products and services. The new Ludlow location provides the Company an opportunity to offer its existing customers and the residents of Ludlow a more convenient and accessible banking facility with additional services such as safe deposit boxes.

The Company also completed its acquisition of Keyes & Mattson Insurance Agency, Inc. in November 2001. The acquisition of Keyes & Mattson Insurance Agency, Inc. enhances the Company's ability to serve the growing community of individuals, families and businesses who have responded to our modern delivery of managed financial care. Offering insurance, as part of the Company's complete line of financial products along with banking, lending, trust and investment management services, allows the Company to meet all of the financial needs of its customers. The new agency is expected to service more than 7,000 customers and have annual premiums in excess of $8 million. The Company will continue to seek attractive opportunities to grow its franchise and to diversify its revenue stream.

Woronoco Online Link, launched in January of 1999, is the Company's internet banking product, which allows consumers and businesses to transfer funds, complete balance and transaction history inquiries and pay bills. Demand for the product continues to exceed the Company's expectations. As of December 31, 2001, in excess of 12% of the Company's checking account customers were using Online Link. The Company also accepts applications for new deposit accounts through its web site. The Company will continue to focus on opportunities to utilize electronic banking technology to reduce the cost of transactions, to improve convenience for its customers and to remain competitive in the market.

In an effort to enhance shareholder value, the Company continues with its current capital management strategy which includes a share repurchase program and the payment of cash dividends. In November 2001, the Company completed a 10% buyback, its fifth share repurchase plan, and announced a plan to repurchase up to an additional 10% of its outstanding stock. In January 2002, the Company announced a 10% increase in its dividend to $.11 per share, payable on February 28, 2002 to stockholders of record as of February 6, 2002.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Average Balance Sheet. The following table sets forth information relating to the Company for the years ended December 31, 2001, 2000 and 1999. The average yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown and reflect annualized yields and costs. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields. Loan interest and yield data does not include any accrued interest from nonaccruing loans.

	For the Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in Thousands)								
Interest-earning assets: (1)									
Investments:									
Mortgage-backed securities	$132,207	$ 8,677	6.56%	$136,841	$ 9,622	7.03%	$ 97,270	$ 6,511	6.69%
U.S. Government and agency securities	1,359	52	3.83%	-	-	-	-	-	-
Equity securities	35,728	2,364	6.62%	35,750	2,485	6.95%	28,921	1,367	4.73%
State and municipal securities	1,204	54	4.49%	-	-	-	-	-	-
FHLB stock	13,750	913	6.64%	10,701	682	6.37%	6,041	342	5.66%
Loans: (2)									
Residential real estate loans	265,008	19,131	7.22%	227,618	16,877	7.41%	186,791	13,559	7.26%
Commercial real estate loans	36,560	2,997	8.20%	28,710	2,537	8.84%	23,331	2,112	9.05%
Consumer loans	99,812	7,065	7.08%	92,333	7,305	7.91%	77,186	5,767	7.47%
Commercial loans	7,263	560	7.71%	6,247	434	6.95%	6,333	474	7.48%
Loans, net	408,643	29,753	7.28%	354,908	27,153	7.65%	293,641	21,912	7.46%
Other	12,176	502	4.12%	8,556	464	5.42%	8,820	416	4.72%
Total interest-earning assets	605,067	42,315	6.99%	546,756	40,406	7.39%	434,693	30,548	7.03%
Noninterest-earning assets	35,880			33,431			32,951		
Total assets	$640,947			$580,187			$467,644		
Interest-bearing liabilities:									
Deposits:									
Money market accounts	$ 29,694	$ 819	2.76%	$ 28,067	$ 866	3.09%	$ 29,429	$ 912	3.10%
Savings accounts (3)	70,323	1,244	1.77%	67,674	1,303	1.93%	77,119	1,356	1.76%
NOW accounts	57,542	922	1.60%	41,305	477	1.15%	33,358	276	0.83%
Certificates of deposit	163,651	7,840	4.79%	142,802	7,733	5.42%	135,191	6,615	4.89%
Total interest-bearing deposits	321,210	10,825	3.37%	279,848	10,379	3.71%	275,097	9,159	3.33%
Borrowings	226,444	12,495	5.52%	208,581	13,430	6.44%	102,609	5,466	5.33%
Total interest-bearing liabilities	547,654	23,320	4.26%	488,429	23,809	4.87%	377,706	14,625	3.87%
Demand deposits	17,375			13,404			11,361		
Other noninterest-bearing liabilities	4,359			3,913			2,748		
Total liabilities	569,388			505,746			391,815		
Total stockholders' equity	71,559			74,441			75,829		
Total liabilities and stockholders' equity	$640,947			$580,187			$467,644		
Net interest-earning assets	$ 57,413			$ 58,327			$ 56,987		
Net interest income/interest rate spread (4)		$ 18,995	2.73%		$ 16,597	2.52%		$ 15,923	3.16%
Net interest margin as a percentage of interest-earning assets (5)			3.14%			3.04%			3.66%
Ratio of interest-earning assets to interest-bearing liabilities			110.48%			111.94%			115.09%

(1) Includes related assets available-for-sale and unamortized discounts and premiums.

(2) Amount is net of deferred loan origination costs, unadvanced loan funds, allowance for loan losses and includes nonaccrual loans. The Company records interest income on nonaccruing loans on a cash basis.

(3) Savings accounts include mortgagors' escrow deposits.

(4) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2001 Compared to December 31, 2000			Year Ended December 31, 2000 Compared to December 31, 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in Thousands)					
Interest-earning assets:						
Mortgage-backed securities	$ (319)	$ (626)	$ (945)	$ 2,767	$ 344	$ 3,111
U.S. Government and agency securities	26	26	52	-	-	-
Equity securities	(2)	(119)	(121)	374	744	1,118
State and municipal securities	27	27	54	-	-	-
FHLB stock	201	30	231	292	48	340
Loans:						
Residential real estate loans	2,334	(80)	2,254	3,022	297	3,319
Commercial real estate loans	626	(166)	460	474	(50)	424
Consumer loans	807	(1,047)	(240)	1,183	355	1,538
Commercial loans	76	50	126	(6)	(34)	(40)
Total loans	3,843	(1,243)	2,600	4,673	568	5,241
Other	88	(50)	38	(12)	60	48
Total interest-earning assets	$ 3,864	$ (1,955)	$ 1,909	$ 8,094	$ 1,764	$ 9,858
Interest-bearing liabilities:						
Deposits:						
Money market accounts	$ 55	$ (102)	$ (47)	$ (42)	$ (4)	$ (46)
Savings accounts (1)	52	(111)	(59)	(238)	185	(53)
NOW accounts	222	223	445	76	125	201
Certificates of deposit	523	(416)	107	384	734	1,118
Total interest-bearing deposits	852	(406)	446	180	1,040	1,220
Borrowings	1,391	(2,326)	(935)	6,625	1,339	7,964
Total interest-bearing liabilities	2,243	(2,732)	(489)	6,805	2,379	9,184
Increase (decrease) in net interest income	$ 1,621	$ 777	$ 2,398	$ 1,289	$ (615)	$ 674

(1) Includes interest on mortgagors' escrow deposits.

Comparison of Financial Condition at December 31, 2001 and December 31, 2000

Total assets increased by $25.5 million, or 4.0%, to $668.0 million at December 31, 2001, from $642.5 million at December 31, 2000. The growth in assets was primarily attributable to an increase in net loans, purchases of agency and municipal bonds, and to a lesser extent, an increase in goodwill and intangible assets, partially offset by reductions in loans held for sale and mortgage-backed securities. Net loans increased by $36.1 million, or 9.2%, to $427.4 million at December 31, 2001, from $391.3 million at December 31, 2000, primarily reflecting strong origination volume in the one- to four-family mortgage, home equity, commercial mortgage and construction and development loan portfolios as well as refinancing activity in residential and commercial mortgages, offset somewhat by prepayments and amortization of the existing portfolio. The demand for the Company's one- to four-family mortgage and home equity loan products was strong in 2001 as the economy and housing market remained healthy and rates remained favorable for borrowers. Commercial real estate and construction and development loan origination activity was sound mainly due to solid local economic development and the favorable interest rate environment. Goodwill and intangibles rose $1.2 million reflecting the acquisition of Keyes & Mattson Insurance Agency, Inc. in November 2001, partially offset by goodwill amortization. Loans held for sale balances fell $14.3 million resulting from the sale of these loans in the first quarter of 2001. Mortgage-backed securities available-for-sale decreased by $29.7 million, or 20.7%, to $113.9 million at December 31, 2001 from $143.6 million at December 31, 2000 generally as a result of prepayments and amortization of existing mortgage-backed pools, partially offset by an increase in the unrealized gain balance.

Asset growth was funded primarily with deposits and FHLB advances. Total deposits at December 31, 2001 were $336.1 million, an increase of $10.8 million, or 3.3%, compared to $325.3 million at December 31, 2000. Core deposits, excluding certificates of deposit and brokered deposits, rose $32.6 million, or 20.8%, to $189.3 million at December 31, 2001 from $156.7 million at December 31, 2000. The growth in core deposits was attributable to strong demand for the Company's products due in part to promotional efforts, the establishment of a new branch facility in East Longmeadow, the relocation of the Ludlow branch to a more convenient and attractive site and continued customer migration resulting from the recent merger activity in the Company's primary market area. Brokered deposits, which the Company utilizes from time to time as an alternative funding source and to reduce dependence on FHLB advances when the interest rate on the brokered deposits is competitive compared to other funding vehicles, totaled $29.6 million at December 31, 2001. The reduction of $20.2 million in these deposits during the year ended December 31, 2001 reflects the Company's election to redeem $20.0 million of certificates with above-market rates. These brokered deposits have maturities of between five and ten years and are callable, at the option of the Company, beginning after one year. FHLB advances increased $7.8 million, or 3.3%, to $248.8 million at December 31, 2001 from $241.0 million at December 31, 2000. Stock repurchases totaling $6.5 million and dividends of $1.1 million, offset by net income of $4.2 million and an increase of $1.1 million in net unrealized gain on securities available for sale, contributed to a net decrease in stockholders' equity of $910,000 to $69.8 million at December 31, 2001 from $70.8 million at December 31, 2000.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

General. For the year ended December 31, 2001, the Company reported net income of $4.2 million, or $1.14 per diluted share, compared to net income of $4.1 million, or $0.90 per diluted share, for the year ended December 31, 2000. The results for 2001 include a $715,000 gain on the sale of $17.5 million of mortgage loans, the $81,000 write-down of an obsolete branch facility, a $335,000 loss recognized as a result of the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001 and the related net tax expense of $101,000. Net income for 2000 includes a pension curtailment gain of $270,000 and related tax expense of $92,000. Excluding these items, the Company's operating earnings for the year ended December 31, 2001 were $4.1 million, or $1.09 per diluted share compared to $3.9 million, or $0.86 per diluted share for the same period in 2000. Net interest income totaled $19.0 million for the year ended December 31, 2001, an increase of $2.4 million, or 14.4%, from $16.6 million for the same period in 2000 reflecting growth in average earning assets of $58.3 million, or 10.7%, and expansion in the net interest margin. Net interest margin increased 10 basis points to 3.14% for the year ended December 31, 2001 from 3.04% for the same period in 2000 primarily attributable to lower rates paid on deposits and FHLB advances and an increase in lower cost core deposits. These favorable results were partially offset by a decrease in the yield on interest-earning assets.

Interest and Dividend Income. Interest and dividend income increased $1.9 million, or 4.7%, to $42.3 million for the year ended December 31, 2001 from $40.4 million in 2000 largely reflecting growth in average interest-earning assets, somewhat mitigated by a lower yield on interest-earning assets. Average interest-earning assets totaled $605.1 million for the year ended December 31, 2001 compared to $546.8 million for the same period last year, representing an increase of $58.3 million, or 10.7%. Average loans increased $53.7 million, or 15.1%, primarily reflecting strong origination volume in the residential real estate, commercial real estate and home equity portfolios and, to a lesser extent, refinancing activity in the residential and commercial mortgage categories, partially offset by amortization and prepayments of the existing loan portfolio. The yield on interest-earning assets declined 40 basis points to 6.99% for the year ended December 31, 2001 principally due to the impact of falling interest rates. The lower interest rate environment led to reduced yields for new assets as well as the repricing of certain existing residential real estate, commercial real estate and consumer loans.

Interest Expense. Total interest expense decreased $489,000, or 2.1%, to $23.3 million for the year ended December 31, 2001 from $23.8 million in 2000 resulting primarily from lower rates paid on interest-bearing liabilities somewhat offset by growth in average interest-bearing liabilities. The rate paid on interest-bearing liabilities declined 61 basis points to 4.26% for the year ended December 31, 2001 from 4.87% in 2000 reflecting the lower interest rate environment which led to reduced rates paid for new interest-bearing liabilities as well as the repricing of certain deposits and FHLB advances. Interest-bearing liabilities totaled $547.7 million for the year ended December 31, 2001, representing an increase of $59.2 million, or 12.1%, from $488.4 million for the same period in 2000 due to an increase in core interest-bearing deposits, which exclude certificates of deposit and brokered deposits, brokered deposits and borrowings. Average core deposits grew $20.5 million, or 15.0%, to $157.6 million for the year ended December 31, 2001 primarily attributable to the active promotion of our products, the new branch in East Longmeadow, the relocated branch in Ludlow and the migration of accounts from other banks as a result of recent merger activity. Average brokered deposits rose $26.2 million to $46.5 million for the year ended December 31, 2001 resulting from the Company's increased use of such deposits as an alternative funding source and to reduce dependence on FHLB advances when the interest rate on the brokered deposits is competitive when compared to other funding vehicles. Average borrowings increased $17.9 million, or 8.6%, to $226.4 million for the year ended December 31, 2001 resulting from an increase in FHLB advances to fund asset growth and share repurchases.

Provision for Loan Losses. The Company's provision for loan losses decreased by $105,000, or 35.0%, to $195,000 for the year ended December 31, 2001 from $300,000 for the same period in 2000. Management determined that a decrease in the provision was warranted based upon an analysis of the adequacy of the balance in the allowance for loan losses. The primary factors contributing to the reduced provision in 2001 include a $50.4 million increase in prepayments and scheduled principal amortization, a significant amount of loan originations concentrated in lower-risk residential mortgages and the sales of loans and loans held for sale totaling $31.8 million, offset by growth of $27.8 million in loan originations and purchases and the impact of an increase of $295,000 in nonaccruing loans. At December 31, 2001, the Company's allowance for loan losses as a percentage of total non-performing loans and troubled debt restructurings was 486%, compared to 992% at December 31, 2000, primarily due to an increase in nonaccruing loans offset by an increase in the allowance for loan losses. At December 31, 2001, the Company's allowance for loan losses as a percentage of total loans, net, was 0.63% compared to 0.66% at December 31, 2000.

The allowance for loan losses is maintained through provisions for loan losses. Management of the Company assesses the adequacy of the allowance for loan losses based on known and inherent risks in the loan portfolio and upon management's continuing analysis of the factors underlying the quality of the loan portfolio. While management believes that, based on information currently available, the Company's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover loan losses inherent in the portfolio or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may in the future increase its level of allowance for loan losses as a percentage of total loans and non-performing loans in the event it increases the level of commercial real estate, multi-family, commercial, construction and development or consumer lending as a percentage of its total loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to provide additions to the allowance based upon judgments different from management.

Other Income. Other income decreased $96,000, or 2.2%, to $4.2 million for the year ended December 31, 2001 compared to $4.3 million for the same period in 2000 primarily resulting from lower gains on sales of securities and the $78,000 loss on derivative instruments and hedging activities, offset by the $785,000 gain from sales of mortgage loans and an increase in fee income. The $785,000 gain from sales of loans in 2001 reflects the Company's strategy to mitigate interest rate risk by selling or securitizing loans from time to time when conditions are favorable. Fee income increased $196,000, or 8.7%, for the year ended December 31, 2001 mainly due to higher fees associated with solid growth in core deposit accounts.

Other Expenses. Excluding the $81,000 branch write-down in 2001 and the $270,000 pension curtailment gain recognized in 2000, other expenses rose $1.5 million, or 10.5%, to $16.2 million for the year ended December 31, 2001 reflecting growth in salaries and benefits, occupancy and equipment expenses, professional services and other general and administrative expenses. Eliminating the affect of the $270,000 pension curtailment gain recorded in 2000, salaries and benefits increased $777,000, or 10.0%, mainly as a result of standard wage increases, new staff hired to support the general growth of the Company and the East Longmeadow branch which opened in the first quarter of 2001 and higher employee stock ownership plan expenses related to an increase in the Company's average share price. Occupancy and equipment costs rose $236,000, or 12.5%, exclusive of the $81,000 write-down of an obsolete branch facility, largely due to the purchase of two branch facilities in 2000 and the establishment of a remote ATM located in Holyoke, Massachusetts during the quarter ended December 31, 2000. Professional services expenses grew $199,000, or 22.2%, primarily attributable to legal, audit and accounting and consulting costs associated with insurance acquisition activities and other corporate matters. Data processing expenses were higher by $92,000, or 11.3%, due to growth in the Company's loan and deposit accounts base. Other general and administrative expenses increased $362,000, or 14.9%, resulting principally from the Company's larger account base, costs associated with the new branches and the remote ATM, expenditures for the recently acquired Keyes & Mattson Insurance Agency and correspondent bank service charges.

Income Taxes. The Company's income tax expense increased $197,000 to $2.3 million for the year ended December 31, 2001 compared to $2.1 million in 2000 mainly attributable to higher pretax income in 2001. The effective tax rate was 34.3% in 2001 compared to 34.0% in 2000.

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 1999

General. For the year ended December 31, 2000, the Company earned $4.1 million, or $0.90 per diluted share, compared to $1.4 million in 1999. During the fourth quarter of 2000, the Company recorded a gain of $270,000 from the curtailment of its defined benefit pension plan. The Company terminated its defined benefit pension plan effective December 31, 2000 after completing a comprehensive review of its employee benefit programs. The final plan settlement was approved by the IRS in 2001. Excluding the pension curtailment gain of $270,000 and the related tax expense of $92,000, operating earnings totaled $3.9 million, or $0.86 per diluted share, during the year ended December 31, 2000. Excluding a $4.4 million contribution to establish the Woronoco Savings Charitable Foundation and the related tax benefit of $1.5 million, operating earnings were $4.3 million for the year ended December 31, 1999. The reduction in operating earnings was primarily due to growth in other expenses, exclusive of the $270,000 pension curtailment gain in 2000 and the $4.4 million contribution in 1999, the cost of funding share repurchases and an increase in loan loss provisions, offset by increases in net interest income and other income. Net interest and dividend income increased $674,000, or 4.2%, to $16.6 million for the year ended December 31, 2000 resulting from compression in the net interest margin, partially offset by growth in interest-earning assets. Net interest margin declined 62 basis points to 3.04% for the year ended December 31, 2000 primarily as a result of higher rates on FHLB advances and an increase in average FHLB advances to support asset growth and share repurchases.

Interest and Dividend Income. Interest and dividend income increased $9.9 million, or 32.3%, to $40.4 million for the year ended December 31, 2000 largely reflecting growth in average interest-earning assets and, to a lesser extent, a higher yield on interest-earning assets. Average interest-earning assets totaled $546.8 million for the year ended December 31, 2000 compared to $434.7 million for the same period last year, representing an increase of $112.1 million, or 25.8%. Average investments increased $46.4 million, or 36.8%, mainly due to the use of additional borrowings to fund the purchases of mortgage-backed and trust preferred equity securities. Average loans increased $61.3 million, or 20.9%, primarily reflecting originations of residential real estate, commercial real estate and home equity loans and purchases of adjustable rate residential real estate loans, partially offset by amortization and prepayments of the existing loan portfolio. The yield on interest-earning assets rose 36 basis points to 7.39% for the year ended December 31, 2000 principally due to the purchase of higher-yielding trust preferred securities, and to a lesser extent, the impact of rising interest rates. The higher interest rate environment led to improved yields on new assets as well as the repricing of existing residential real estate and consumer loans.

Interest Expense. Total interest expense increased $9.2 million, or 62.8%, to $23.8 million for the year ended December 31, 2000 resulting primarily from an increase in average borrowings, higher rates paid on borrowings as a result of the rising interest rate environment and the issuance of brokered certificates of deposit in 2000. Average borrowings increased $106.0 million resulting from an increase in borrowings to fund asset growth and share repurchases. The reduction in average savings deposits is mainly due to temporary savings balances associated with the Company's initial public offering in 1999. The growth in average NOW accounts reflects strong demand for the Company's checking products and the introduction of a new product in 2000, the Premium Investment Account.

Provision for Loan Losses. The Company's provision for loan losses increased by $120,000, or 66.7%, to $300,000 for the year ended December 31, 2000 from $180,000 for the same period in 1999. Management determined that an increase in the provision was warranted based upon an analysis of the adequacy of the balance in the allowance for loan losses and primarily reflects $43.6 million of loan purchases, growth in loan originations of $18.5 million and higher nonaccrual loans. At December 31, 2000, the Company's allowance for loan losses as a percentage of total non-performing loans and troubled debt restructurings was 992%, compared to 1,319% at December 31, 1999, primarily due to an increase in nonaccruing loans offset by an increase in the allowance for loan losses. At December 31, 2000, the Company's allowance for loan losses as a percentage of total loans, net, was 0.66% compared to 0.75% at December 31, 1999.

Other Income. Total other income increased $417,000, or 10.8%, to $4.3 million for the year ended December 31, 2000 as a result of growth in fee income and insurance commissions, partially offset by lower gains on sales of securities and other income. Fee income increased $368,000, or 19.5%, for the year ended December 31, 2000 mainly reflecting solid growth in checking accounts, and to a lesser extent, the introduction of an ATM transaction surcharge on customers of certain other financial institutions and an increase in the number of customers using the Company's online banking product. The increase in insurance commissions was attributable to the purchase of Agan Insurance Agency in January 2000.

Other Expenses. Excluding the gain of $270,000 from the curtailment of the Company's defined benefit pension plan in 2000 and the $4.4 million contribution to establish the Woronoco Savings Charitable Foundation in 1999, other expenses for the year ended December 31, 2000 increased $1.7 million, or 13.3%, to $14.6 million. Salaries and benefits, excluding the pension curtailment gain of $270,000, grew $1.3 million, or 19.8%, to $7.8 million for the year ended December 31, 2000 as a result of higher expenses related to the Company's employee stock ownership and stock-based incentive plans, additional staff required to support the growth of the Company and costs associated with the operation of the Agan Insurance Agency. Occupancy and equipment expenses and professional services costs rose $123,000, or 7.0%, and $107,000, or 13.5%, respectively, largely due to expenses associated with Agan Insurance Agency. Other general and administrative expenses rose $276,000, or 13.2%, principally due to increased investor-related expenses, expenses associated with the Company's larger deposit base, increased expenditures attributable to significant growth in customers using Woronoco Online Link, the Company's online banking product, costs attributed to the purchase and initial operations of Agan Insurance Agency, including goodwill amortization and telemarketing costs related to home equity loan products.

Income Taxes. Total income tax expense was $2.1 million for the year ended December 31, 2000 compared to $822,000 in 1999. Excluding the $92,000 tax effect related to the curtailment of the Company's pension in 2000 and the $1.5 million tax effect associated with the 1999 contribution to establish Woronoco Savings Charitable Foundation, income tax expense for the year ended December 31, 2000 decreased $319,000, or 13.7%, primarily due to lower income before taxes, exclusive of the $270,000 pension curtailment gain in 2000 and the $4.4 million contribution in 1999, and a lower effective tax rate.

Liquidity and Capital Resources

Liquidity and funding strategies are the responsibility of the Company's Asset Liability Management Committee ("ALCO"). The ALCO is responsible for establishing liquidity targets and implementing strategies to meet desired goals. Liquidity is measured by the Company's ability to raise cash within 30 days at a reasonable cost and with a minimum of loss. The Company's primary sources of funds are deposits, principal and interest payments on loans and investment securities and borrowings from the FHLB-Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The primary investing activities of the Company are the origination of residential one-to four-family mortgage loans and consumer loans, primarily home equity loans and lines of credit, and, to a lesser extent, the origination of multi-family and commercial real estate loans, construction and development loans, commercial business loans and other types of consumer loans and investments in mortgage-backed, debt and equity securities. These activities are funded primarily by principal and interest payments on loans and investment securities, deposit growth and the utilization of FHLB advances. During the years ended December 31, 2001, 2000 and 1999, the Company's loan originations totaled $176.0 million, $104.6 million and $86.1 million, respectively. The Company purchased adjustable rate one-to four-family residential mortgage loans totaling $0, $43.6 million and $1.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. During the years ended December 31, 2001, 2000 and 1999, the Company's investments in mortgage-backed, debt and equity securities totaled $175.7 million, $176.7 million and $150.0 million, respectively. The Company experienced net increases in total deposits during the years ended December 31, 2001 and 2000 of $10.8 million and $62.1 million, respectively, compared to a decrease of $11.8 million for the year ended December 31, 1999. For the year ended December 31, 2000, the increase in deposits includes the Company's issuance of $49.9 million of brokered deposits, $20 million of which were redeemed in 2001. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Company and its local competitors, as well as other factors. The Company closely monitors its liquidity position on a daily basis. If the Company requires funds beyond its ability to generate them internally, additional sources of funds are available through FHLB advances. At December 31, 2001, the Company had $248.8 million of outstanding FHLB borrowings.

In 2001, the Company sold $17.5 million of residential mortgages and $14.3 million of loans held for sale. The Company normally originates fixed and adjustable rate loans for its portfolio. However, an analysis of the Company's interest rate profile and the low rates at which these loans were originated led management to determine that these assets should be sold and the proceeds redeployed. The sale of these loans reduced the amount of high quality collateral available to be pledged as security for borrowings in the secondary market. In 1998, the Company completed the securitization (converting whole loans into mortgage-backed securities) of $19.1 million of 30 year fixed-rate one- to four-family mortgage loans with Fannie Mae. The loans are serviced as mortgage-backed securities for Fannie Mae. In addition to resulting in a decrease in loans receivable and a related increase in mortgage-backed securities, the securitization provides a liquidity related benefit to the Company in that it adds high quality collateral to the Company's balance sheet which can be pledged for borrowings in the secondary market and designates such loans as "available-for-sale" so that the Company could sell or collateralize such securities.

Outstanding commitments for all loans totaled $27.0 million at December 31, 2001. The Company also had $69.8 million of unadvanced funds on lines of credit at December 31, 2001. Management of the Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 2000 totaled $101.0 million. The Company relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. From time to time, the Company will also offer competitive special products to its customers to increase retention and to attract new deposits. Based upon the Company's experience with deposit retention and current retention strategies, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Company.

At December 31, 2001, the Company exceeded all of its regulatory capital requirements with a Tier 1 capital level of $66.3 million, or 10.17% of adjusted average assets, which is above the required level of $26.1 million, or 4.00%, and risk-based capital of $69.0 million, or 15.39% of adjusted assets, which is above the required level of $35.9 million, or 8.00%.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

On June 30, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. With the adoption of SFAS No. 142, effective January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS No. 142, acquired intangible assets (such as core deposit intangibles) should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of intent to do so. Unidentified intangible assets pertaining to branch acquisitions will continue to be amortized as such transactions are outside the scope of SFAS No. 142. Management does not anticipate that the adoption of these Statements will have a material impact on the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Management of Interest Rate Risk and Market Risk Analysis

The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of appropriate risk given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company maintains an ALCO responsible for reviewing its asset/liability policies and interest rate risk position, which meets on a quarterly basis and reports trends and interest rate risk position to the Board of Directors on a quarterly basis.

The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Company. Besides the risk that rising interest rates could cause the cost of liabilities to rise faster than the yield on assets, the Company's interest rate spread and margin could also be negatively affected in a declining interest rate environment if prepayments were to increase and the Company were to reinvest such proceeds at a lower rate. The Company's spread and margin would also be negatively impacted if deposit interest rates did not decline commensurate with asset yields in such a declining interest rate environment. Similarly, spreads and margins would contract in a so-called flat- or inverse-yield curve environment, in which traditional spreads between short- and long-term interest rates were to be compressed or become negative.

In recent years, the Company has utilized the following strategies to manage interest rate risk: (1) emphasizing the origination of adjustable rate mortgages with terms of up to 30 years and interest rates which adjust every one or three years from the outset of the loan or which adjust annually after a five year or seven year initial fixed period, shorter-term adjustable-rate loans, such as home equity loans and lines of credit, and multi-family and commercial real estate loans; (2) selling longer-term fixed-rate loans; (3) emphasizing the origination of retail checking accounts and offering deposit products with a variety of interest rates; (4) preparing and monitoring income simulation models, static gap and asset/liability funding matrix reports; and (5) selectively utilizing off-balance sheet derivatives and hedging instruments, such as interest rate swaps, caps and floors.

Off-balance sheet derivatives and hedging instruments

The Company utilizes various derivative instruments for asset/liability management and other purposes. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.

Interest rate swap agreements

As part of the interest rate risk management, the Company has entered into interest rate swap agreements with a notional amount of $30 million and $50 million at December 31, 2001 and 2000, respectively. These swap agreements are used to hedge a portfolio of brokered certificates of deposit and are designated as fair value hedges since they are used to convert the cost of the certificates of deposit from a fixed to a variable rate. Since the hedge relationship is estimated to be 100% effective (gain or loss on the swap agreements will completely offset the gain or loss on the certificates of deposit) there will be no impact on the statement of income nor on comprehensive income. The application of SFAS No. 133 results in an adjustment to the balance sheet to reflect the swap and the certificates of deposit at fair value. At December 31, 2001, the fair value loss for these swap agreements was approximately $265,000. Accordingly under SFAS No. 133, the Company has recognized a swap liability of $265,000 and a decrease in brokered deposits by the same amount.

The Company is receiving a weighted-average fixed rate of interest of 6.05% and 7.38% as of December 31, 2001 and 2000, respectively. The Company is paying a floating rate of interest based on the monthly or 3 month LIBOR, plus a margin depending on the terms of the contract. For the years ended December 31, 2001 and 2000, interest expense was reduced by $1.2 million and $181,000, respectively. The terms of the swaps range from 81 to 114 months at December 31, 2001 and 4 to 120 months at December 31, 2000, with a weighted- average remaining life of 97 and 74 months, respectively. All swaps outstanding at December 31, 2000 were called in 2001. All swaps outstanding at December 31, 2001 are callable by the counter party to the agreement in 2002 and monthly or semi-annually thereafter.

The Company also entered into a $10,000 swap agreement with the FHLB in 2000 for the purpose of modifying the interest rate exposure inherent in certain certificates of deposit. The agreement expired in April 2001. The Company received a weighted-average fixed rate of interest of 6.77% and paid a floating rate of interest based on the monthly LIBOR.

Interest rate cap agreements

The Company has entered into interest rate protection agreements (caps) with a notional amount of $150 million and $160 million at December 31, 2001 and 2000, respectively. These caps are used to limit the Company's exposure to rising interest rates on its borrowings. Under these agreements the Company paid premiums for the right to receive cash flow payments in excess of the predetermined cap rate; thus, effectively "capping" its interest rate cost for the duration of the agreements. Prior to the adoption of SFAS No. 133, the Company accounted for the premiums paid under SFAS No. 80, "Accounting for Futures Contracts", for hedge accounting. Under SFAS No. 80, the premiums paid were amortized on a straight line method over the term of coverage as a prepaid expense. Accordingly, the Company recognized amortization expense of $0, $99,000, and $27,000 for the years ended December 31, 2001, 2000 and 1999, respectively. With the adoption of SFAS No. 133, management designates these caps as cash flow hedges. As such, the interest rate cap is carried on the balance sheet at fair value with the time and option volatility changes reflected in the current statement of income. Any intrinsic value will be recorded in other comprehensive income and recognized in future statements of income as an offset to related future borrowing costs. The fair value of the cap agreements as of December 31, 2001 was $0.

Information pertaining to the rate cap agreements entered into by the Company is as follows:

	Years Ended December 31,		
	2001	2000	1999
Notional amount	$ 150,000,000	$ 160,000,000	$ 10,000,000
Weighted average rate	7.08%	7.02%	6.00%
Cash received	34,000	46,000	-

Interest rate floors

The Company utilizes interest rate protection agreements (floors) to limit the Company's exposure to falling interest rates on its interest sensitive assets. As of December 31, 2001, there were no outstanding interest rate floor agreements. The notional principal amount of the Company's outstanding interest rate floor agreement was $10,000,000 at December 31, 2000 and 1999. Under these agreements the Company paid premiums for the right to receive cash flow payments below the predetermined floor rate, based on LIBOR; thus, effectively flooring its interest income for the duration of the agreements. Cash payments received during the years ended December 31, 2001, 2000 and 1999 totaled $0, $0 and $53,000, respectively. Prior to the adoption of SFAS No. 133, the Company accounted for the premiums paid under SFAS No. 80 for hedge accounting. Under SFAS No. 80, the premiums paid were amortized on a straight line method over the term of coverage as a prepaid expense. Accordingly, the Company recognized amortization expense of $0, $27,000, and $27,000 for the years ended December 31, 2001, 2000 and 1999, respectively. With the adoption of SFAS No. 133, management designates these floors as cash flow hedges. As such, the interest rate floor is carried on the balance sheet at fair value with the time and option volatility changes reflected in the current statement of income. Any intrinsic value will be recorded in other comprehensive income and recognized in future statements of income as an offset to related future interest income.

Income Simulation Analysis. The Company uses income simulation modeling in order to analyze its interest rate risk under various scenarios. The income simulation model is designed to measure the performance of the Company's net interest income and earnings based upon potential changes in interest rates over a select period of time. The model consists of current data related to cash flow characteristics, repricing opportunities, maturities and current rates for all interest-earning assets and interest-bearing liabilities. In addition, management makes certain assumptions associated with prepayment speeds, maturities for non-certificate deposits, pricing decisions on loans and deposits, and reinvestment/replacement of asset and liability cash flows. The model does not include assumptions about future changes to the structure of the balance sheet or actions the Company may take to mitigate projected risks. The income simulation model is produced for several interest rate environments including a flat rate scenario (i.e. no change in current interest rates) over a twelve month period. A second and third model are produced in which a gradual increase and decrease, respectively, of 200 basis points occurs over a twelve month period. Other models are produced, as appropriate, to simulate the flattening or steepening of the yield curve. Under these scenarios, assets subject to repricing or prepayment are adjusted to account for faster or slower prepayment assumptions. The resultant changes in net interest income are then measured against the flat rate scenario. In the down 200 basis points scenario, the model projects a reduction of 0.04% in net interest income during the next twelve months. In an up 200 basis points environment, the model forecasts a net interest income contraction of 2.11%. The variability calculated in these models is well within the Company's interest rate risk policy.

The preceding income simulation analysis does not represent a forecast of net interest income and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, as market conditions vary from those assumed in the income simulation models, the actual results will differ reflecting prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate changes on caps and floors embedded in adjustable rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At December 31, 2001, the Company's one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, was negative 0.06%, compared to a negative gap of 9.96% at December 31, 2000, primarily attributable to the Company's decision to extend the maturities of certain FHLB advances in a lower rate environment. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position would be in a worse position to invest in higher yielding assets which, consequently, may result in the cost of its interest-bearing liabilities increasing at a rate faster than its yield on interest-earning assets than if it had a positive gap. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to have its interest-bearing liabilities repricing downward at a faster rate than its interest-earning assets as compared to an institution with a positive gap which, consequently, may tend to positively affect the growth of its net interest income.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "Gap Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2001, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments for selected time intervals. For loans on residential properties, adjustable-rate loans, and fixed-rate loans, actual repricing and maturity dates were used. The mortgage-backed securities portfolio was assumed to prepay at a rate of between 6.00% and 32.01% annually. The stratification of savings deposits (including NOW, savings and money market accounts) is based on management's philosophy of repricing core deposits in response to changes in the general interest rate environment. Prepayment rates can have a significant impact on the Company's estimated gap. While the Company believes such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future loan prepayment activity.

	At December 31, 2001													
	1 Year or Less		More than 1 Year to 2 Years		More than 2 Years to 3 Years		More than 3 Years to 4 Years		More than 4 Years to 5 Years		More than 5 Years		Total Amount	Fair Value (3)
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate		
							(Dollars in Thousands)							
Interest-earning assets (1):														
Mortgage-backed securities	$ 29,505	6.39%	$ 17,644	6.98%	$ 12,570	6.97%	$ 9,727	6.91%	$ 7,740	6.87%	$ 33,727	6.68%	$ 110,913	$ 113,895
Debt securities	696	5.91%	5,128	2.34%	2,631	3.19%	-	-	-	-	17,829	6.97%	26,284	25,791
Equity securities	-	-	-	-	-	-	-	-	-	-	36,206	6.48%	36,206	36,022
FHLB stock	13,750	4.50%	-	-	-	-	-	-	-	-	-	-	13,750	13,750
Loans, net	135,796	6.51%	83,825	6.85%	48,579	6.98%	51,226	7.03%	45,805	6.63%	62,178	7.35%	427,409	431,799
Other	7,326	0.84%	-	-	-	-	-	-	-	-	-	-	7,326	7,326
Total interest-earning assets	$ 187,073		$ 106,597		$ 63,780		$ 60,953		$ 53,545		$ 149,940		$ 621,888	$ 628,583
Interest-bearing liabilities:														
Savings accounts	$ 6,199	1.48%	$ -	-	$ -	-	$ -	-	$ -	-	$ 65,291	1.49%	$ 71,490	$ 71,490
Money market accounts	34,289	2.20%	-	-	-	-	-	-	-	-	-	-	34,289	34,289
NOW accounts	-	-	-	-	-	-	-	-	-	-	63,426	1.15%	63,426	63,426
Certificates of deposit	102,977	6.40%	8,814	4.49%	5,126	4.52%	-	-	231	5.00%	29,630	6.05%	146,778	148,401
Borrowings	44,041	2.09%	32,000	5.74%	11,000	4.93%	60,000	6.19%	12,000	5.32%	90,000	4.89%	249,041	257,535
Total interest-bearing liabilities	$ 187,506		$ 40,814		$ 16,126		$ 60,000		$ 12,231		$ 248,347		$ 565,024	$ 575,141
Interest-rate sensitivity gap (2)	$ (433)		$ 65,783		$ 47,654		$ 953		$ 41,314		$ (98,407)		$ 56,864	
Cumulative interest-rate sensitivity gap	$ (433)		$ 65,350		$ 113,004		$ 113,957		$ 155,271		$ 56,864			
Cumulative interest sensitivity gap as a percentage of total assets	(0.06%)		9.78%		16.92%		17.06%		23.24%		8.51%			
Cumulative interest sensitivity gap as a percentage of total interest earning assets	(0.07%)		10.47%		18.10%		18.26%		24.88%		9.11%			
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities	99.77%		128.62%		146.23%		137.43%		149.03%		110.06%			

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments and contractual maturities.

(2) Interest sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

(3) Fair value of securities, including mortgage-backed securities, is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable instruments. Fair value of loans is, depending on the type of loan, based on carrying values or estimates based on discounted cash flow analyses. Fair value of deposit liabilities are either based on carrying amounts or estimates based on on a discounted cash flow calculation. Fair values for FHLB advances are estimated using a discounted cash flow analysis that applies interest rates concurrently being offered on advances of aggregated expected monthly maturities on FHLB advances.

Shortcomings are inherent in the method of analysis presented in the Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, some assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, if interest rates changed, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, it would become more difficult for borrowers to repay their adjustable-rate loans if interest rates increased.

Item 8. Financial Statements and Supplementary Data.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Woronoco Bancorp, Inc.
Westfield, Massachusetts

We have audited the consolidated balance sheets of Woronoco Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woronoco Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

WOLF & COMPANY, P.C.

Boston, Massachusetts
January 19, 2002

WORONOCO BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands, except per share data)	
ASSETS		
Cash and due from banks	$ 19,883	$ 13,414
Interest-bearing balances	7,326	11,954
Cash and cash equivalents	27,209	25,368
Securities available for sale, at fair value	175,708	176,733
Federal Home Loan Bank stock, at cost	13,750	13,750
Loans held for sale	-	14,313
Loans, net of allowance for loan losses ($2,701 at December 31, 2001 and $2,590 at December 31, 2000)	427,409	391,286
Other real estate owned, net	-	61
Premises and equipment, net	11,172	11,131
Accrued interest receivable	3,036	3,374
Goodwill and intangible assets, net	1,923	698
Net deferred tax asset	1,362	1,791
Cash surrender value of life insurance	2,412	2,238
Other assets	4,025	1,717
	$ 668,006	$ 642,460
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 336,060	$ 325,255
Mortgagors' escrow accounts	1,130	871
Short-term borrowings	44,041	136,031
Long-term debt	205,000	105,000
Due to broker	3,713	-
Accrued expenses and other liabilities	8,213	4,544
Total liabilities	598,157	571,701
Commitments and contingencies (notes 10 and 11)		
Stockholders' equity:		
Preferred stock ($.01 par value; 2,000,000 shares authorized; no shares issued and outstanding)	-	-
Common stock ($.01 par value; 16,000,000 shares authorized; shares issued: 5,998,860 at December 31, 2001 and December 31, 2000; shares outstanding: 3,737,268 at December 31, 2001 and 4,154,464 at December 31, 2000)	60	60
Additional paid-in capital	58,292	57,954
Unearned compensation	(4,834)	(5,742)
Retained earnings	41,441	38,311
Accumulated other comprehensive income	1,497	365
Treasury stock, at cost (2,261,592 shares at December 31, 2001 and 1,844,396 shares at December 31, 2000)	(26,607)	(20,189)
Total stockholders' equity	69,849	70,759
Total liabilities and stockholders' equity	$ 668,006	$ 642,460

The accompanying notes are an integral part of these consolidated financial statements.

WORONOCO BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2001	2000	1999
	(In thousands, except per share data)		
Interest and dividend income:			
Interest and fees on loans	$29,753	$27,153	$21,912
Interest and dividends on securities:			
Interest	8,783	9,622	6,511
Dividends	3,277	3,167	1,709
Interest on federal funds sold	233	118	330
Other interest income	269	346	86
Total interest and dividend income	42,315	40,406	30,548
Interest expense:			
Interest on deposits	10,825	10,379	9,159
Interest on short-term borrowings	2,838	12,271	5,466
Interest on long-term debt	9,657	1,159	-
Total interest expense	23,320	23,809	14,625
Net interest and dividend income	18,995	16,597	15,923
Provision for loan losses	195	300	180
Net interest income, after provision for loan losses	18,800	16,297	15,743
Other income:			
Fee income	2,450	2,254	1,886
Insurance commissions	494	471	-
Gain on sales, disposition and impairment of securities, net	393	1,377	1,737
Gain on sales of loans, net	785	-	-
Loss on derivative instruments and hedging activities	(78)	-	-
Covered call option income	128	163	204
Miscellaneous	-	3	24
Total other income	4,172	4,268	3,851
Other expenses:			
Salaries and employee benefits	8,535	7,488	6,478
Occupancy and equipment	2,206	1,889	1,766
Other real estate owned	(2)	54	123
Marketing	702	781	849
Professional services	1,096	897	790
Data processing	908	816	772
Contributions	18	15	4,448
Other general and administrative	2,797	2,435	2,141
Total other expenses	16,260	14,375	17,367
Income before income taxes and cumulative effect of change in accounting principle	6,712	6,190	2,227
Provision for income taxes	2,303	2,106	822
Income before cumulative effect of change in accounting principle	4,409	4,084	1,405
Cumulative effect of change in accounting for derivative instruments, net of tax benefit of $92	(161)	-	-
Net income	$ 4,248	$ 4,084	$ 1,405
Earnings per share:			
Basic	$ 1.20	$ 0.91	N/A
Diluted	$ 1.14	$ 0.90	N/A

The accompanying notes are an integral part of these consolidated financial statements.

WORONOCO BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
			(Dollars in thousands, except per share data)				
Balance at December 31, 1998	-	-	-	34,060	1,713	-	35,773
Comprehensive income (loss):							
Net income	-	-	-	1,405	-	-	1,405
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	(5,588)	-	(5,588)
Total comprehensive loss							(4,183)
Issuance of common stock in connection with Bank's conversion from mutual to stock-owned savings bank	60	57,866	(4,609)	-	-	-	53,317
Purchase of common stock in connection with employee and non-employee directors benefit programs	-	-	(2,472)	-	-	-	(2,472)
Decrease in unearned compensation	-	8	477	-	-	-	485
Cash dividends declared ($0.0425 per share)	-	-	-	(235)	-	-	(235)
Treasury stock purchased (176,500 shares)	-	-	-			(1,790)	(1,790)
Balance at December 31, 1999	60	57,874	(6,604)	35,230	(3,875)	(1,790)	80,895
Comprehensive income:							
Net income	-	-	-	4,084	-	-	4,084
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	4,240	-	4,240
Total comprehensive income							8,324
Decrease in unearned compensation	-	50	862	-	-	-	912
Adjustment for tax benefit related to vesting of stock awards	-	30	-	-	-	-	30
Cash dividends declared ($0.225 per share)	-	-	-	(1,003)	-	-	(1,003)
Treasury stock purchased (1,667,896 shares)	-	-	-			(18,399)	(18,399)
Balance at December 31, 2000	60	57,954	(5,742)	38,311	365	(20,189)	70,759
Comprehensive income:							
Net income	-	-	-	4,248	-	-	4,248
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	1,132	-	1,132
Total comprehensive income							5,380
Decrease in unearned compensation	-	241	908	-	-	-	1,149
Adjustment for tax benefit related to vesting of stock awards and stock option exercises	-	99	-	-	-	-	99
Reissuance of treasury shares in connection with stock option exercises (3,150 shares)	-	(2)	-	-	-	37	35
Cash dividends declared ($0.3175 per share)	-	-	-	(1,118)	-	-	(1,118)
Treasury stock purchased (420,346 shares)	-	-	-	-	-	(6,455)	(6,455)
Balance at December 31, 2001	$ 60	$ 58,292	$ (4,834)	$ 41,441	$ 1,497	$ (26,607)	$ 69,849

The accompanying notes are an integral part of these consolidated financial statements.

WORONOCO BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2000	1999
	Years Ended December 31, (In thousands)		
Cash flows from operating activities:			
Net income	$4,248	$4,084	$1,405
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	195	300	180
Provision for losses on other real estate owned	-	-	65
Charitable contribution in the form of equity securities	-	-	4,444
Net (accretion) amortization of investments	(20)	(73)	44
Depreciation and amortization	1,064	885	780
Amortization of goodwill	78	77	-
Amortization of mortgage servicing rights	27	14	43
Employee stock ownership plan expense	672	435	403
Stock-based incentive plan expense	477	477	82
Deferred tax (benefit) provision	(190)	666	(1,584)
Covered call option income	(128)	(163)	(204)
Gain on sales and disposition of securities, net	(393)	(1,377)	(1,737)
Gain on sales of loans, net	(785)	-	-
Gain on sale of other real estate owned	(21)	-	(11)
Loans originated/purchased and held for sale	(17,461)	(14,313)	
Proceeds from sale of loans held for sale	32,133	-	-
Changes in operating assets and liabilities:			
Accrued interest receivable	338	(1,111)	(515)
Accrued expenses and other liabilities	3,761	570	(447)
Other, net	(1,673)	(1,014)	408
Net cash provided (used) by operating activities	22,322	(10,543)	3,356
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	4,387	12,438	16,531
Purchases of securities available for sale	(29,125)	(44,044)	(76,238)
Proceeds from maturities of securities available for sale	-	-	449
Principal payments on mortgage-backed investments	30,931	12,871	13,532
Call option premiums received	171	277	204
Purchases of Federal Home Loan Bank stock	-	(6,208)	(1,894)
Loan purchases	-	(43,620)	(1,110)
Loans originations and principal collections, net	(36,339)	(40,620)	(23,279)
Additions to premises and equipment	(1,105)	(3,157)	(1,349)
Proceeds from sales of foreclosed real estate	359	883	149
Payment to purchase insurance agencies	(1,303)	(800)	-
Loan to fund employee stock ownership plan	-	-	(4,609)
Net cash used in investing activities	(32,024)	(111,980)	(77,614)
Cash flows from financing activities:			
Net increase (decrease) in deposits	10,805	62,059	(11,845)
Net (decrease) increase in short-term borrowings	(91,990)	(16,286)	41,054
Proceeds from issuance of long-term debt	100,000	105,000	-
Net increase (decrease) in mortgagors' escrow accounts	259	(12)	238
Net proceeds from initial public offering	-	-	53,482
Cash dividends paid	(1,118)	(1,003)	(235)
Treasury stock purchased	(6,448)	(18,052)	(1,790)
Reissuance of treasury stock in connection with stock option exercises	35	-	-
Purchase of common stock in connection with employee and non-employee directors benefit programs	-	-	(2,472)
Net cash provided by financing activities	11,543	131,706	78,432
Net increase in cash and cash equivalents	1,841	9,183	4,174
Cash and cash equivalents at beginning of period	25,368	16,185	12,011
Cash and cash equivalents at end of period	$27,209	$25,368	$16,185
Supplemental cash flow information:			
Interest paid on deposits	$12,034	$10,567	$9,038
Interest paid on borrowings	12,524	12,949	5,114
Income taxes paid	1,726	1,513	2,107
Transfer from loans to other real estate owned	277	61	845
Trade date accounting for share repurchases	7	347	-
Net due to brokers for investment securities transactions	3,047	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements include the accounts of Woronoco Bancorp, Inc. and its wholly-owned subsidiaries, Woronoco Savings Bank and WRO Funding Corporation (the "Company"). The accounts of Woronoco Savings Bank (the "Bank") include all of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets and other-than-temporary impairment losses.

Business

The Company provides a variety of financial services, including trust and financial management services, and various deposit and lending products to individuals and small businesses through its twelve offices in western Massachusetts. Its primary deposit products are checking, savings, money market and term certificate accounts and its primary lending products are residential, commercial mortgage, consumer and home equity loans.

Through the Bank's subsidiary, Keyes, Mattson & Agan Insurance Agency, Inc., the Company also offers a full line of property and casualty insurance products and various life insurance and group life, group health and accident insurance products for individuals and commercial clients.

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business (concluded)

Prior to the acquisitions of Keyes & Mattson Insurance Agency and Agan Insurance Agency, the Company's chief decision-makers monitored the revenue streams of the various products and services, while the Company's operations were managed and financial performance was evaluated on a company-wide basis. Accordingly, all of the Company's operations were considered by management to be aggregated in one reportable operating segment. Subsequent to the acquisitions of the insurance agencies, the Company's operations continue to be aggregated in one reportable operating segment, except for Keyes, Mattson & Agan Insurance Agency, Inc. which is evaluated on a stand-alone basis. For the year ended December 31, 2001, Keyes, Mattson & Agan Insurance Agency, Inc. had total operating income of $499 and total operating expenses of $530, yielding a pretax loss of $31. For the year ended December 31, 2000, Agan Insurance Agency, Inc. had total operating income of $471 and total operating expenses of $495, yielding a pretax loss of $24.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing balances, all of which mature within ninety days.

Securities

Securities are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans held for sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Fair value is based on commitments on hand from investors or prevailing market prices. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

The Company originates mortgage, commercial and consumer loans for its customers. A substantial portion of the loan portfolio is represented by mortgage loans in the Company's primary market area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Personal loans are typically charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (concluded)

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are generally maintained on a non-accrual basis. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for loan losses (continued)

The allowance consists of allocated, general and unallocated components. The allocated component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market value) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general losses in the portfolio.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into other income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments and change in accounting principle

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

- *Derivative instruments used for asset/liability management*

Interest rate swaps

The Company uses interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest rate payments are based is not exchanged. Most interest rate swaps involve the exchange of fixed and floating interest payments. By entering into the swap, the principal amount of the debt would remain unchanged but the interest payment streams would change.

An example of a situation in which the Company would utilize an interest rate swap would be to convert a portion of its fixed-rate debt to a variable rate (fair value hedge) or to convert a portion of its variable-rate mortgage loans to a fixed rate (cash flow hedge). According to SFAS No. 133, the gain or loss on a derivative designated and qualifying as a fair value hedging instrument, as well as the offsetting loss or gain on the hedged item, is recognized currently in earnings in the same accounting period. The gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, is recognized currently in earnings.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments and change in accounting principle (continued)

- *Derivative instruments used for asset/liability management (concluded)*

Interest rate cap agreements

The Company utilizes interest rate caps to limit the Company's exposure to rising interest rates on its borrowings. Under these agreements the Company pays premiums for the right to receive cash flow payments in excess of the predetermined cap rate; thus, effectively "capping" its interest rate cost for the duration of the agreements. Prior to the adoption of SFAS No. 133, the Company accounted for the premiums paid under SFAS No. 80, "Accounting for Futures Contracts", for hedge accounting. Under SFAS No. 80, the premiums paid were amortized on a straight line method over the term of coverage as a prepaid expense. With the adoption of SFAS No. 133, management designates these caps as cash flow hedges. As such, the interest rate cap is carried on the balance sheet at fair value with the time and option volatility changes reflected in the current statement of income. Any intrinsic value will be recorded in other comprehensive income and recognized in future statements of income as an offset to related future borrowing costs.

Interest rate floor agreements

The Company utilizes interest rate protection agreements (floors) to limit the Company's exposure to falling interest rates on its interest sensitive assets. Under these agreements, the Company paid premiums for the right to receive cash flow payments below the predetermined floor rate, based on LIBOR; thus, effectively flooring its interest income for the duration of the agreements. Prior to the adoption of SFAS No. 133, the Company accounted for the premiums paid under SFAS No. 80 for hedge accounting. Under SFAS No. 80, the premiums paid were amortized on a straight line method over the term of coverage as a prepaid expense. With the adoption of SFAS No. 133, management designates these floors as cash flow hedges. As such, the interest rate floor is carried on the balance sheet at fair value with the time and option volatility changes reflected in the current statement of income. Any intrinsic value will be recorded in other comprehensive income and recognized in future statements of income as an offset to related future interest income.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments and change in accounting principle (concluded)

- *Other derivative instruments*

  The Company also writes covered call options on marketable equity securities held in its investment portfolio to take advantage of fluctuating market prices and to generate non-interest income. The Company receives a premium for writing the option, while the option holder receives an option to purchase the security at a specified price (the "strike" price). Generally, the marketable equity securities are classified as available for sale if the Company does not intend to actively trade the securities upon expiration of the option. The gain or loss on any derivative instrument not designated as a hedging instrument (such as this covered call option) is recognized currently in earnings. Prior to adoption of SFAS No. 133, the Company recorded the receipt of premiums in other liabilities and upon expiration of the option recognized the deferred income in earnings. The fair value of the call options was not recorded prior to the adoption of SFAS No. 133.

  The cumulative effect of adopting SFAS No. 133 as of January 1, 2001 was a loss of $161, net of a tax benefit of $92, or $.05 per basic share and $.04 per diluted share.

Other real estate owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other real estate owned.

Premises and equipment

Land is carried at cost. Buildings and improvements and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter.

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and intangible assets

The Company acquired the net assets of Agan Insurance Agency, Inc. for $800 in January 2000. The purchase transaction resulted in goodwill of $775, which is being amortized over ten years on a straight line basis. In November 2001, the Company acquired certain assets of Keyes & Mattson Insurance Agency for a total of $1,350. The purchase transaction resulted in goodwill and intangible assets totaling $1,303.

On June 30, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. With the adoption of SFAS No. 142, effective January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be subject to at least an annual assessment for impairment by applying a fair value based test. Accordingly, effective January 1, 2002, the goodwill associated with the purchase of assets from Agan Insurance Agency will no longer be amortized. As the purchase of the Keyes & Mattson Agency, Inc. assets was made after June 30, 2001, the goodwill is accounted for under SFAS No. 142. Accordingly, the Bank has not recognized any amortization expense in connection with the goodwill. The Company will review goodwill for potential impairment on an annual basis. Management does not anticipate that the adoption of these Statements will have a material impact on the consolidated financial statements.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank's base amount of its federal income tax reserve for loan losses is a permanent difference for which there is no recognition of a deferred tax liability. However, the loan loss allowance maintained for financial reporting purposes is a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

Retirement plan

The compensation cost of an employee's pension benefit is recognized on the net periodic pension cost method over the employee's approximate service period. The aggregate cost method is utilized for funding purposes.

Stock compensation plans

FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. (See note 14).

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee stock ownership plan ("ESOP")

Compensation expense is recognized as ESOP shares are committed to be released. Allocated and committed-to-be-released ESOP shares are considered outstanding for earnings per share calculations based on debt service payments. Other ESOP shares are excluded from earnings per share calculations. Dividends declared on allocated ESOP shares are charged to retained earnings. Dividends declared on unallocated ESOP shares are used to satisfy debt service. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

Marketing

Advertising costs are expensed as incurred.

Earnings per common share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options, and are determined using the treasury stock method. Earnings per share data is not presented in these financial statements for the year ended December 31, 1999 since shares of the Company's common stock were not issued until March 19, 1999.

Earnings per common share for the years ended December 31, 2001 and 2000 have been computed based upon the following:

	Years Ended December 31,	
	2001	2000
Net income applicable to common stock	$ 4,248	$ 4,084
Average number of common shares outstanding	3,531,314	4,483,396
Effect of dilutive options	188,910	49,405
Average number of common shares outstanding used to calculate diluted earnings per common share	3,720,224	4,532,801

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

The components of and changes in accumulated other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2001	2000	1999
Unrealized holding gains (losses) on available-for-sale securities	$ 2,144	$ 8,082	$ (7,134)
Less: Reclassification adjustment for gains realized in income	(602)	(1,377)	(1,737)
Less: Reclassification adjustment for impairment losses realized in income	209	-	-
Change in net unrealized gains (losses)	1,751	6,705	(8,871)
Tax effect	(619)	(2,465)	3,283
	$ 1,132	$ 4,240	$ (5,588)

2. RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Company is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2001 and 2000, these reserve balances amounted to $5,216 and $3,203, respectively.

(Dollars in Thousands)

3. SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses, follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities:				
U.S. Agencies	$ 7,944	$ 449	$ -	$ 8,393
Municipal Bonds	18,340	-	(942)	17,398
Mortgage-backed:				
FHLMC	24,563	636	(38)	25,161
FNMA	59,335	2,531	-	61,866
GNMA	27,015	62	(209)	26,868
Total debt securities	137,197	3,678	(1,189)	139,686
Marketable equity securities	36,206	1,482	(1,666)	36,022
Total securities	$ 173,403	$ 5,160	$ (2,855)	$175,708

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities:				
Mortgage-backed:				
FHLMC	$ 30,600	$ 479	$ -	$ 31,079
FNMA	74,394	2,146	(87)	76,453
GNMA	36,833	53	(855)	36,031
Total debt securities	141,827	2,678	(942)	143,563
Marketable equity securities	34,352	1,717	(2,899)	33,170
Total securities	$176,179	$ 4,395	$ (3,841)	$176,733

(Dollars in Thousands)

SECURITIES AVAILABLE FOR SALE (concluded)

The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2001 follows:

	December 31, 2001	
	Amortized Cost	Fair Value
Within 1 year	$ -	$ -
Over 1 year through 5 years	7,944	8,393
After 5 years through 10 years	15,780	14,954
Over 10 years	2,560	2,444
	26,284	25,791
Mortgage-Backed Securities		
FHLMC	24,563	25,161
FNMA	59,335	61,866
GNMA	27,015	26,868
	110,913	113,895
	$ 137,197	$ 139,686

At December 31, 2001 and 2000, the Company has pledged securities available for sale with an amortized cost of $5,511 and $4,339, and a fair value of $5,755 and $4,577, respectively, as collateral against its treasury tax and loan account, interest rate swap agreements and repurchase agreements.

Proceeds from sales of securities available for sale during the years ended December 31, 2001, 2000 and 1999 amounted to $4,387, $12,438 and $16,531, respectively. Gross realized gains of $822, $1,868 and $2,657, and gross realized losses of $220, $491 and $920, were realized during the years ended December 31, 2001, 2000 and 1999, respectively.

(Dollars in Thousands)

4. LOANS

A summary of the balances of loans follows:

	December 31,	
	2001	2000
Residential mortgage	$ 279,811	$ 258,673
Home equity	84,117	81,888
Commercial real estate	36,221	29,257
Construction	16,145	11,361
Consumer	15,556	16,491
Commercial	10,447	4,936
Total loans	442,297	402,606
Net deferred loan costs	883	807
Unadvanced loan funds	(13,070)	(9,537)
Allowance for loan losses	(2,701)	(2,590)
Loans, net	$ 427,409	$ 391,286

An analysis of the allowance for loan losses follows:

	Years Ended December 31,		
	2001	2000	1999
Balance at beginning of period	$2,590	$2,309	$2,166
Provision for loan losses	195	300	180
Recoveries	38	89	49
Loans charged-off	(122)	(108)	(86)
Balance at end of period	$2,701	$2,590	$2,309

WORONOCO BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

LOANS (continued)

The following is a summary of the impaired and nonaccrual loans:

	December 31, 2001	December 31, 2000
Impaired loans without a valuation allowance	$ -	$ 224
Impaired loans with a valuation allowance	84	98
Total impaired loans	$ 84	$ 322
Valuation allowance related to impaired loans	$ 41	$ 54
Nonaccrual loans	$ 556	$ 261

No additional funds are committed to be advanced in connection with impaired loans.

	Years Ended December 31, 2001	2000	1999
Average recorded investment in impaired loans	$ 177	$ 215	$1,072
Interest income recognized on a cash basis on impaired loans	$ -	$ -	$ 160

(Dollars in Thousands)

LOANS (concluded)

The Company has sold mortgage loans in the secondary mortgage market and has retained the servicing responsibility and receives fees for the services provided. Loans sold and serviced for others amounted to $42,564 and $31,343 at December 31, 2001 and 2000, respectively. Included in the $42,564 of loans serviced for others is $12,239 of loans that were securitized by the Company in 1998 and are included in investments. All loans serviced for others were sold without recourse provisions and are not included in the accompanying consolidated balance sheets.

A summary of the activity in the balances of capitalized servicing rights follows:

	Years Ended December 31,		
	2001	2000	1999
Balance at beginning of period	$ 107	$ 121	$ 164
Additions	170	-	-
Amortization	(27)	(14)	(43)
Balance at end of period	$ 250	$ 107	$ 121

The fair value of these rights approximates carrying amounts.

5. OTHER REAL ESTATE OWNED

An analysis of the allowance for losses on other real estate owned is as follows:

	Years Ended December 31,	
	2000	1999
Balance at beginning of period	$ 631	$ 569
Provision for losses	-	65
Charge-offs	(631)	(3)
Balance at end of period	$ -	$ 631

(Dollars in Thousands)

OTHER REAL ESTATE OWNED (concluded)

Expenses applicable to other real estate owned consist of the following:

	Years Ended December 31,		
	2001	2000	1999
Net (gain) loss on sales of other real estate owned	$ (21)	$ -	$ (11)
Provision for losses	-	-	65
Operating expenses, net of rental income	19	54	69
	$ (2)	$ 54	$ 123

6. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of banking premises and equipment and their estimated useful lives follows:

	December 31,		Estimated
	2001	2000	Useful Lives
Banking premises:			
Land	$ 1,110	$ 560	
Buildings and improvements	10,078	7,891	5 - 40 years
Equipment	5,999	4,995	3 - 10 years
Construction in progress	-	2,656	
	17,187	16,102	
Less accumulated depreciation and amortization	(6,015)	(4,971)	
	$11,172	$11,131	

(Dollars in Thousands)

PREMISES AND EQUIPMENT (concluded)

Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 amounted to $1,064, $885 and $780, respectively.

The balance of construction in progress at December 31, 2000 represented costs incurred as of December 31, 2000 in connection with purchases of and renovations to two new branches. These branches were completed and opened in 2001. During 2001, the Bank relocated its Ludlow branch. The old Ludlow branch is now being held for sale. The Bank has recognized a loss of $81 in occupancy and equipment expense for the write-down of the property to its fair value, less any selling expenses.

7. DEPOSITS

A summary of deposit balances, by type, is as follows:

	December 31,	
	2001	2000
Non-interest-bearing demand	$ 20,077	$ 16,165
NOW	63,426	48,217
Money market	34,289	27,034
Regular	71,490	65,250
Total non-certificate accounts	189,282	156,666
Certificate accounts less than $100,000	128,209	150,494
Certificate accounts of $100,000 or more	18,569	18,095
Total certificate accounts	146,778	168,589
	$336,060	$325,255

Certificate accounts include $29,630 in brokered certificates of deposit at an average rate of 6.05% at December 31, 2001. Brokered certificates of deposit balances totaled $49,857 at December 31, 2000 with an average rate of 7.50%.

(Dollars in Thousands)

DEPOSITS (concluded)

A summary of certificate accounts, by maturity, is as follows:

	December 31, 2001			December 31, 2000	
	Amount		Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$101,025		4.24%	$103,269	5.45%
After 1 year to 3 years	15,892		4.25%	15,463	5.04%
After 3 years to 5 years	231		5.00%	9,925	7.25%
After 5 years	29,630	*	6.05%	39,932	7.56%
	$146,778		4.61%	$168,589	6.02%

* Represents brokered deposits callable on April 11, July 11, and July 12, 2002.

8. SHORT-TERM BORROWINGS

Short-term borrowings consist of the following:

	December 31, 2001	December 31, 2000
Federal Home Loan Bank advances	$ 42,000	$136,000
Federal Home Loan Bank line of credit	1,849	-
Repurchase agreements	192	31
	$ 44,041	$136,031

Federal Home Loan Bank advances

Federal Home Loan Bank advances all mature within one year at a weighted average rate of 2.09% and 6.53% at December 31, 2001 and 2000, respectively. The Bank also has an available line of credit with the Federal Home Loan Bank of Boston ("FHLB") at an interest rate that adjusts daily. Borrowings under the line are limited to 2% of the Bank's total assets. All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property.

Additionally, as a member of the FHLB, the Bank is eligible to borrow amounts up to the level of qualified collateral maintained.

(Dollars in Thousands)

SHORT-TERM BORROWINGS (concluded)

Repurchase agreements

Securities sold under agreements to repurchase are summarized as follows:

	Years Ended December 31,	
	2001	2000
Balance at year end	$ 192	$ 31
Average amount outstanding during year	116	77
Interest expense incurred during year	4	3
Maximum amount outstanding at any month-end	207	144
Weighted average interest rate during the year	3.45%	3.90%
Weighted average interest rate on year-end balances	2.42%	3.65%

Mortgage-backed securities available for sale, with a market value of $416 and $740 and an amortized cost of $408 and $735 are pledged to secure the repurchase agreements at December 31, 2001 and 2000, respectively. The securities pledged to secure the repurchase agreements are under the Company's control.

Federal Reserve Bank of Boston advances

Commercial loans with a principal balance of $3,082 and $4,218 were pledged to the Federal Reserve Bank of Boston as of December 31, 2001 and 2000, respectively, as security for a liquidity line of credit. No amounts were outstanding as of December 31, 2001 or 2000 under this line of credit.

(Dollars in Thousands)

9. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2001		December 31, 2000	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate FHLB advances maturing:				
2003	$ 32,000	5.74%	$ 25,000	6.10%
2004	11,000	4.93%	-	-
2005	60,000	6.18%	60,000	6.18%
2006	12,000	5.33%	-	-
2010	20,000	4.78%	20,000	4.78%
2011	70,000	4.93%	-	-
Total FHLB advances	$205,000	5.43%	$105,000	5.90%

Certain FHLB advances are callable in 2002, 2003, 2004 and 2006. All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential. As a member of the FHLB, the Bank is eligible to borrow amounts up to the level of qualified collateral maintained.

10. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions, before the cumulative effect of a change in accounting principle, is as follows:

	Years Ended December 31,		
	2001	2000	1999
Current tax provision:			
Federal	$2,310	$1,197	$2,064
State	183	243	342
	2,493	1,440	2,406
Deferred tax provision (benefit):			
Federal	(108)	531	(1,507)
State	(82)	135	(77)
	(190)	666	(1,584)
	$2,303	$2,106	$ 822

(Dollars in Thousands)

INCOME TAXES (continued)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates portions, before the cumulative effect of a change in accounting principle, are summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	1.0	4.0	7.8
Dividends received deduction	(2.6)	(3.4)	(6.6)
Other, net	1.9	(0.6)	1.7
Effective tax rates	34.3%	34.0%	36.9%

The components of the net deferred tax asset are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Federal	$2,299	$2,136
State	447	357
	2,746	2,493
Deferred tax liabilities:		
Federal	(1,237)	(574)
State	(147)	(128)
	(1,384)	(702)
Net deferred tax asset	$1,362	$1,791

WORONOCO BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

INCOME TAXES (continued)

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	December 31, 2001	December 31, 2000
Net unrealized gain on securities available for sale	$ (808)	$ (189)
Charitable contribution carryforward	882	1,097
Depreciation	(20)	(53)
Deferred income	(552)	(422)
Allowance for loan losses	1,105	1,058
Employee benefit plans	457	299
Mark to market - derivatives	136	-
Other-than-temporary declines in value	120	-
Other	42	1
Net deferred tax asset	$ 1,362	$ 1,791

At December 31, 2001 the Company had a charitable contribution carryover for tax return purposes of approximately $2,600, which will expire on December 31, 2004 if not utilized.

A summary of the change in the net deferred tax asset is as follows:

	Years Ended December 31, 2001	2000	1999
Balance at beginning of period	$1,791	$4,922	$ 55
Deferred tax benefit (provision)	190	(666)	1,584
Deferred tax effects of net unrealized (gain) loss on securities available for sale	(619)	(2,465)	3,283
Balance at end of period	$1,362	$1,791	$4,922

There was no valuation allowance for deferred tax assets as of December 31, 2001, 2000 and 1999.

(Dollars in Thousands)

INCOME TAXES (concluded)

The federal income tax reserve for loan losses at the Company's base year is $1,551. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used, limited to the amount of the reserve, would be subject to taxation in the fiscal year in which used. As the Company intends to use the reserve to absorb only loan losses, a deferred tax liability of approximately $636 has not been provided.

11. OFF-BALANCE SHEET ACTIVITIES

Credit-related financial instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk:

	December 31,	
	2001	2000
Commitments to grant loans:		
Fixed-rate	$16,889	$ 3,804
Variable-rate	10,082	3,510
Unadvanced funds on lines of credit	69,781	61,857
Standby letters of credit	683	433

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. These financial instruments are generally collateralized by real estate or other business assets.

(Dollars in Thousands)

OFF-BALANCE SHEET ACTIVITIES (continued)

Credit-related financial instruments (concluded)

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support borrowing arrangements and are generally written for one year terms. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Standby letters of credit are collateralized by real estate and deposit accounts.

There were no loans held for sale at December 31, 2001. As of December 31, 2000, the Bank had committed to sell $14,313 of residential mortgage loans. These loans were classified as held for sale and were reported at their lower of cost or market value.

Lease commitments

Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2001, future minimum operating lease commitments pertaining to banking premises are as follows:

2002	$ 270
2003	239
2004	187
2005	70
2006	70
Thereafter	787
	$ 1,623

Annual real estate taxes assessed to the leased premises will be added to the basic rental scheduled above. The leases contain options to extend for periods from five to twenty-five years. The cost of such rentals is not included above.

Rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to $282, $216 and $197, respectively.

(Dollars in Thousands)

OFF-BALANCE SHEET ACTIVITIES (continued)

Derivative financial instruments

The Company utilizes various derivative instruments for purposes other than trading such as asset/liability management. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.

Interest rate swap agreements

As part of the interest rate risk management, the Company has entered into interest rate swap agreements with a notional amount of $30,000 and $50,000 at December 31, 2001 and 2000, respectively. These swap agreements are used to hedge a portfolio of brokered certificates of deposit and are designated as fair value hedges since they are used to convert the cost of the brokered certificates of deposit from a fixed to a variable rate. Since the hedge relationship is estimated to be 100% effective (gain or loss on the swap agreements will completely offset the gain or loss on the certificates of deposit) there will be no impact on the statement of income or on comprehensive income. The application of SFAS No. 133 results in an adjustment to the balance sheet to reflect the swap and the certificates of deposit at fair value. At December 31, 2001, the fair value loss for these swap agreements was approximately $265. Accordingly, under SFAS No. 133, the Company has recognized a swap liability of $265 and a related fair value decrease in certificates of deposit by the same amount.

The Company is receiving a weighted-average fixed rate of interest of 6.05% and 7.38% as of December 31, 2001 and 2000, respectively. The Company is paying a floating rate of interest based on the monthly or 3 month LIBOR, plus a margin depending on the terms of the contract. For the years ended December 31, 2001 and 2000, interest expense was reduced by $1,201 and $181, respectively. The terms of the swaps range from 81 to 114 months at December 31, 2001 and 4 to 120 months at December 31, 2000, with a weighted- average remaining life of 97 and 74 months, respectively. All swaps outstanding at December 31, 2000 were called in 2001. All swaps outstanding at December 31, 2001 are callable by the counter party to the agreement in 2002 and monthly or semi-annually thereafter.

The Company also entered into a $10,000 swap agreement with the FHLB in 2000 for the purpose of modifying the interest rate exposure inherent in certain certificates of deposit. The agreement expired in April 2001. The Company received a weighted-average fixed rate of interest of 6.77% and paid a floating rate of interest based on the monthly LIBOR.

(Dollars in Thousands)

OFF-BALANCE SHEET ACTIVITIES (continued)

Interest rate cap agreements

The Company has entered into interest rate protection agreements (caps) with a notional amount of $150,000 and $160,000 at December 31, 2001 and 2000, respectively. These caps are used to limit the Company's exposure to rising interest rates on its borrowings. Under these agreements the Company paid premiums for the right to receive cash flow payments in excess of the predetermined cap rate; thus, effectively "capping" its interest rate cost for the duration of the agreements. Prior to the adoption of SFAS No. 133, the Company accounted for the premiums paid under SFAS No. 80, "Accounting for Futures Contracts", for hedge accounting. Under SFAS No. 80, the premiums paid were amortized on a straight line method over the term of coverage as a prepaid expense. With the adoption of SFAS No. 133, management designates these caps as cash flow hedges. As such, the interest rate cap is carried on the balance sheet at fair value with the time and option volatility changes reflected in the current statement of income.

Any intrinsic value will be recorded in other comprehensive income and recognized in future statements of income as an offset to related future borrowing costs. The fair value of the cap agreements as of December 31, 2001 was $0. Information pertaining to the rate cap agreements entered into by the Company is as follows:

	Years Ended December 31,		
	2001	2000	1999
Notional amount	$150,000	$160,000	$10,000
Weighted average rate	7.08%	7.02%	6.00%
Cash received	34	46	-

Interest rate floors

The Company utilizes interest rate protection agreements (floors) to limit the Company's exposure to falling interest rates on its interest sensitive assets. As of December 31, 2001, there were no outstanding interest rate floor agreements. The notional principal amount of the Company's outstanding interest rate floor agreement was $10,000 at December 31, 2000 and 1999. Under these agreements, the Company paid premiums for the right to receive cash flow payments below the predetermined floor rate, based on LIBOR; thus, effectively flooring its interest income for the duration of the agreements.

OFF-BALANCE SHEET ACTIVITIES (continued)

Interest rate floors (concluded)

Prior to the adoption of SFAS No. 133, the Company accounted for the premiums paid under SFAS No. 80 for hedge accounting. Under SFAS No. 80, the premiums paid were amortized on a straight line method over the term of coverage as a prepaid expense. With the adoption of SFAS No. 133, management designates these floors as cash flow hedges. As such, the interest rate floor is carried on the balance sheet at fair value with the time and option volatility changes reflected in the current statement of income. Any intrinsic value will be recorded in other comprehensive income and recognized in future statements of income as an offset to related future interest income.

12. OTHER COMMITMENTS AND CONTINGENCIES

Employment and change in control agreements

The Company has entered into a five-year employment agreement with its President and Chief Executive Officer and three-year employment agreements with certain executives. The Bank has entered into three-year employment agreements with its President and Chief Executive Officer and certain executives. These agreements generally provide for a base salary and the continuation of certain benefits currently received. The Company and Bank employment agreements renew on a daily and annual basis, respectively. Under certain specified circumstances, the employment agreements require payments for the remaining base salary and incentive compensation payments due to the employee for the remaining term of the agreement and the contributions that would have been made on the employee's behalf to any employee benefit plans of the Company and the Bank for certain reasons other than cause, including a "change in control" as defined in the agreement. However, such employment may be terminated for cause, as defined, without incurring any continuing obligations.

The Bank has also entered into three-year change in control agreements with certain officers, none of whom are covered by an employment agreement. The change in control agreements are renewable on an annual basis and generally provide a severance payment and the continuation of certain benefits currently received following a "change in control" as defined in the agreements.

OTHER COMMITMENTS AND CONTINGENCIES (concluded)

Legal claims

Various legal claims arise from time to time in the ordinary course of business. In the opinion of management, these claims will have no material effect on the Company's consolidated financial position.

13. MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to savings and loan holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Company categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category.

(Dollars in Thousands)

MINIMUM REGULATORY CAPITAL REQUIREMENTS (concluded)

The Company's and Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital to Risk Weighted Assets						
Company	$68,973	15.4%	$35,850	8.0%	N/A	N/A
Bank	$57,930	13.0%	$35,779	8.0%	$44,724	10.0%
Tier 1 Capital to Risk Weighted Assets						
Company	$66,272	14.8%	$17,925	4.0%	N/A	N/A
Bank	$55,229	12.3%	$17,890	4.0%	$26,835	6.0%
Tier 1 Capital to Average Assets						
Company	$66,272	10.2%	$26,060	4.0%	N/A	N/A
Bank	$55,229	8.5%	$26,016	4.0%	$32,520	5.0%

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:						
Total Capital to Risk Weighted Assets						
Company	$71,104	17.7%	$32,067	8.0%	N/A	N/A
Bank	$60,815	15.2%	$31,966	8.0%	$39,958	10.0%
Tier 1 Capital to Risk Weighted Assets						
Company	$68,514	17.1%	$16,034	4.0%	N/A	N/A
Bank	$58,225	14.6%	$15,983	4.0%	$23,975	6.0%
Tier 1 Capital to Average Assets						
Company	$68,514	10.8%	$25,363	4.0%	N/A	N/A
Bank	$58,225	9.3%	$25,120	4.0%	$31,400	5.0%

(Dollars in Thousands)

14. EMPLOYEE BENEFIT PLANS

Defined benefit plan

The Company terminated its defined benefit pension plan effective December 31, 2000. During 2000, the Company recorded a gain of $270 for the curtailment of the plan. The final plan settlement was approved by the IRS in 2001. The final settlement of the plan, including the distribution of all plan assets, is expected in 2002. The plan provided basic and supplemental pension benefits for eligible employees through the Savings Banks Employees Retirement Association ("SBERA") Pension Plan. Each employee reaching the age of 21 and having completed at least 1,000 hours of service in one twelve-month period, beginning with such employee's date of employment, automatically became a participant in the retirement plan. All participants were fully vested after three years of such service.

	Plan Years Ended October 31,		
	2001	2000	1999
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 5,716	$ 4,875	$ 3,744
Actual return on plan assets	60	723	784
Employer contribution	-	339	428
Benefits paid	(727)	(225)	(101)
Other	-	4	20
Fair value of plan assets at end of year	5,049	5,716	4,875
Change in benefit obligation:			
Benefit obligation at beginning of year	4,278	4,208	4,264
Service cost	-	342	360
Interest cost	304	326	288
Actuarial loss (gain)	1,404	(374)	(623)
Benefits paid	(727)	(225)	(101)
Plan amendments	1,416	-	-
Curtailment of plan	(1,719)	-	-
Other	-	1	20
Benefit obligation at end of year	4,956	4,278	4,208
Funded status	94	1,438	667
Deferred gain	(738)	(2,386)	(1,752)
Unrecognized prior service cost	-	33	38
Accrued pension cost	$ (644)	$ (915)	$(1,047)

(Dollars in Thousands)

EMPLOYEE BENEFIT PLANS (continued)

Defined benefit plan (concluded)

The components of net periodic pension cost are as follows:

	Plan Years Ended October 31,		
	2001	2000	1999
Service cost	$ -	$ 342	$ 360
Interest cost	304	326	288
Expected return on plan assets	(229)	(390)	(299)
Amortization of prior service cost	-	4	4
Recognized net actuarial gain	(104)	(76)	(29)
Recognized curtailment gain	(270)	-	
	$(299)	$ 206	$ 324

Actuarial assumptions used in accounting were:

	2001	2000	1999
Discount rates on benefit obligations	6.75%	7.75%	6.75%
Rates of increase in compensation levels	4.50	5.50	5.50
Expected long-term rates of return on plan assets	4.00	8.00	8.00

Total pension expense for the years ended December 31, 2001, 2000 and 1999 amounted to $0, $191 and $409, respectively.

(Dollars in Thousands)

EMPLOYEE BENEFIT PLANS (concluded)

Defined contribution plan

In addition to the defined benefit plan, the Company has a 401(k) plan. Each employee reaching the age of 21 and having completed at least 1,000 hours of service in one twelve month period, beginning with such employee's date of hire, automatically becomes a participant in the plan. The plan provides for voluntary contributions by participating employees up to 15% of their compensation, subject to certain limits based on federal tax laws. The Company makes matching contributions up to 100% of the first 3% of compensation. Beginning in 2001, the Company also began making a contribution of 3% of compensation to all employees with a 401(k) account. Total 401(k) plan expense for the years ended December 31, 2001, 2000 and 1999 amounted to $276, $115 and $84, respectively.

Directors' retirement plan

Under the terms of the plan, directors are eligible to participate in the plan upon election to the Board of Directors and the retirement benefits vest over a 10-year period. The retirement benefit for any plan year is determined by the performance of related insurance contracts, as defined in the plan. The Company paid a one-time premium to the insurer. The amortization of the prepaid premium and the change in the cash surrender value of the life insurance policies are recorded as directors' life insurance expense. Directors' retirement plan expenses for the years ended December 31, 2001, 2000 and 1999 were $41, $37 and $87, respectively.

Supplemental executive retirement plan

The Company has entered into a Split Dollar Life Insurance Arrangement with its President and Chief Executive Officer intended to provide supplemental retirement benefits. The Company pays the annual premiums and records its share of the cash surrender value in other assets.

The Company also has a plan to provide benefits to eligible individuals that would have been provided under the ESOP, but were not provided as a result of the limitations imposed by the Internal Revenue Code. The Bank recognized expenses for the plan years ended December 31, 2001 and 2000 were $64 and $72, respectively. There was no expense recognized in 1999.

(Dollars in Thousands, Except Per Share Amounts)

15. STOCK–BASED INCENTIVE PLANS AND EMPLOYEES STOCK OWNERSHIP PLAN

Stock-based incentive plans

Stock options

Under the Company's 1999 Stock-Based Incentive and 2001 Stock Option Plans, the Company may grant options to its directors, officers and employees for up to 599,886 and 202,915 shares of common stock, respectively. Both incentive stock options and non-qualified stock options may be granted under the plans. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options granted under the 1999 Stock-Based Incentive Plan vest at 20% per year. Options granted under the 2001 Stock Option Plan vest at the discretion of the Compensation Committee.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock options been determined based upon the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Years Ended December 31,		
		2001	2000	1999
Net income	As reported	$ 4,248	$ 4,084	$ 1,405
	Pro forma	$ 3,575	$ 3,686	$ 1,354
Earnings per share	As reported	$ 1.20	$ 0.91	N/A
	Pro forma	$ 1.01	$ 0.82	N/A
Earnings per share-assuming dilution	As reported	$ 1.14	$ 0.90	N/A
	Pro forma	$ 0.96	$ 0.81	N/A

(Dollars in Thousands, Except Per Share Amounts)

STOCK-BASED INCENTIVE PLANS AND EMPLOYEES STOCK OWNERSHIP PLAN (continued)

Stock-based incentive plans (continued)

Stock options (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,		
	2001	2000	1999
Dividend yield	2.08%	2.10%	0.54%
Expected life in years	8	9	10
Expected volatility	18.14%	23.29%	14.86%
Risk-free interest rate	5.07%	5.12%	6.45%

A summary of the status of the Company's stock option plan for the years ended December 31, 2001 and 2000 is presented below:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Fixed Options:				
Outstanding at beginning of year	589,408	$ 9.75	577,408	$ 9.69
Granted	20,478	14.75	31,361	10.83
Exercised	(3,150)	11.08	-	-
Forfeited	(12,041)	9.76	(19,361)	9.69
Outstanding at end of year	594,695	$ 9.91	589,408	$ 9.75
Options exercisable at year-end	225,836	$ 9.70	111,609	$ 9.69
Weighted-average fair value of options granted during the year	$ 6.22		$ 5.28	

(Dollars in Thousands, Except Per Share Amounts)

STOCK-BASED INCENTIVE PLANS AND EMPLOYEES STOCK OWNERSHIP PLAN (continued)

Stock-based incentive plans (continued)

Stock options (concluded)

Information pertaining to stock options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 9.69	545,080	7.8 years	$9.69	221,564	$9.69
9.69	15,000	8.3 years	9.69	3,000	9.69
11.88	14,361	8.8 years	11.88	1,272	11.88
13.50	10,254	9.0 years	13.50	-	-
16.05	10,000	9.5 years	16.05	-	-
Outstanding at end of year	594,695	7.9 years	$9.91	225,836	$9.70

Stock awards

Under the Company's Stock-Based Incentive Plan, the Company may grant stock awards to its directors, officers and employees for up to 239,954 shares of common stock. The Company applies APB Opinion No. 25 and related Interpretations in accounting for stock awards. The stock awards vest at 20% per year. The fair market value of the stock allocations, based on the market price at date of grant, is recorded as unearned compensation. Unearned compensation is amortized over the periods to be benefited. The Company recorded compensation cost related to the stock awards of $477 in 2001, $477 in 2000 and $82 in 1999.

(Dollars in Thousands, Except Per Share Amounts)

STOCK-BASED INCENTIVE PLANS AND EMPLOYEES STOCK OWNERSHIP PLAN (continued)

Stock-based incentive plans (concluded)

A summary of the status of the Company's stock awards is presented below:

	Year Ended December 31,	
	2001	2000
Balance, beginning of year	232,060	239,954
Granted	7,894	1,350
Canceled	-	(9,244)
Balance, end of year	239,954	232,060
Weighted-average fair value of stock awards granted during the year	$17.90	$13.00

Employees Stock Ownership Plan

The Company has established an Employees Stock Ownership Plan (the "ESOP") for the benefit of each employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. As part of the bank's conversion from mutual to stock ownership, Woronoco Bancorp invested in a subsidiary, WRO Funding Company. WRO Funding Company used the proceeds from the investment to fund a loan to the Woronoco Savings Bank Employee Stock Ownership Plan Trust. The Woronoco Savings Bank Employee Stock Ownership Plan Trust used the proceeds from the loan to purchase 8%, or 479,908 shares, of the Company's outstanding stock in the open market. The loan bears interest equal to 7.75% and provides for quarterly payments of principal and interest.

(Dollars in Thousands)

STOCK-BASED INCENTIVE PLANS AND EMPLOYEES STOCK OWNERSHIP PLAN (concluded)

Employees Stock Ownership Plan (concluded)

At December 31, 2001, the remaining principal balance is payable as follows:

Years Ending December 31,	
2002	$ 314
2003	339
2004	365
2005	395
2006	426
Thereafter	1,887
	$3,726

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased by Eastern Bank and Trust Company ("Trustee"), which are held in a suspense account for allocation among the participants as the loans are paid. Total compensation expense applicable to the ESOP amounted to $672, $435 and $403 for the years ended December 31, 2001, 2000 and 1999, respectively.

Shares held by the ESOP include the following:

	December 31,	
	2001	2000
Allocated	73,282	39,992
Committed to be released	43,592	39,992
Unallocated	356,332	399,924
	473,206	479,908

Cash dividends received on allocated shares are allocated to participants and cash dividends received on shares held in suspense are applied to repay the outstanding debt of the ESOP. The fair value of unallocated shares at December 31, 2001 was $6,378.

(Dollars in Thousands)

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to officers, directors and their affiliates amounting to approximately $1,556 and $1,812 at December 31, 2001 and 2000, respectively.

An analysis of the activity of these loans is as follows:

	Years Ended December 31,	
	2001	2000
Balance at beginning of year	$1,812	$1,573
Additions	57	475
Repayments	(313)	(236)
Balance at end of year	$1,556	$1,812

17. RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank's capital stock and surplus on a secured basis. At December 31, 2001 and 2000, the Bank's retained earnings available for the payment of dividends was $35,779 and $31,996, respectively. Funds available for loans or advances by the Bank to the Company amounted to $5,793 and $6,082 at December 31, 2001 and 2000, respectively. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

In conjunction with Massachusetts conversion regulations, the Bank established a liquidation account for eligible account holders in the amount of approximately $33 million. In the event of a liquidation of the Bank, the eligible account holders will be entitled to receive their pro-rata share of the net worth of the Bank prior to conversion. However, as qualifying deposits are reduced, the liquidation account will also be reduced in an amount proportionate to the reduction in the qualifying deposits accounts.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

Securities available for sale: Fair values for securities available for sale are based on quoted market prices.

Federal Home Loan Bank stock: The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank of Boston.

Loans held for sale: Fair values for loans held for sale approximate their carrying value.

Loans receivable: Fair values for performing loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using underlying collateral values, where applicable.

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Deposit liabilities: The fair values of non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date which is their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: The fair values of the Company's borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Repurchase agreements: The carrying amount of repurchase agreements, which are overnight borrowings, approximate their fair value.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance sheet instruments: Fair values of off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair values for off-balance-sheet derivative financial instruments, for other-than-trading purposes, are based upon quoted market prices, except in the case of certain options and swaps where pricing models are used.

WORONOCO BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

FAIR VALUE OF FINANCIAL INSTRUMENTS (concluded)

The carrying or notional amounts and estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 27,209	$ 27,209	$ 25,368	$ 25,368
Securities available for sale	175,708	175,708	176,733	176,733
Federal Home Loan Bank stock	13,750	13,750	13,750	13,750
Loans, net	427,409	431,799	391,286	390,042
Loans held for sale	-	-	14,313	14,320
Accrued interest receivable	3,036	3,036	3,374	3,374
Financial liabilities:				
Deposits	336,060	337,683	325,255	325,602
Short-term borrowings	44,041	47,817	136,031	136,067
Long-term debt	205,000	209,718	105,000	104,926
Derivative financial instruments:				
Fair value hedge-assets:				
Interest rate swap agreements	(265)	(265)	-	334
Cash flow hedge-assets:				
Interest rate swap agreements	-	-	-	117
Interest rate cap agreements	-	-	417	67
Interest rate floor agreements	-	-	11	-
Cash flow hedge-liabilities:				
Covered call options	6	7	25	34

(Dollars in Thousands Except Per Share Amounts)

19. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

Following is the quarterly financial information of the Company for 2001 and 2000:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2001	2000	2001	2000	2001	2000	2001	2000
Interest and dividend income	$10,960	$8,906	$10,513	$9,830	$10,436	$10,480	$10,406	$11,190
Interest expense	6,545	4,591	5,799	5,670	5,704	6,496	5,272	7,052
Net interest and dividend income	4,415	4,315	4,714	4,160	4,732	3,984	5,134	4,138
Provision for loan losses	-	20	85	40	110	60	-	180
Gain (loss) on sales, dispositions and impairment of securities, net	115	318	228	321	162	323	(112)	415
Gain on sales of loans, net	70	-	-	-	-	-	715	-
Fees and other income	994	638	463	741	725	719	812	793
Other expenses	3,900	3,641	4,086	3,655	3,877	3,567	4,397	3,512
Income tax expense	618	565	427	528	563	454	695	559
Cumulative effect of change in accounting principle, net of taxes of $92	(161)	-	-	-	-	-	-	-
Net income	$915	$1,045	$807	$999	$1,069	$945	$1,457	$1,095
Earnings per share:								
Basic	$0.25	$0.20	$0.23	$0.22	$0.30	$0.22	$0.43	$0.29
Diluted	$0.24	$0.20	$0.22	$0.22	$0.29	$0.22	$0.41	$0.28

20. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining to Woronoco Bancorp, Inc. is as follows:

	December 31,	
BALANCE SHEETS	2001	2000
Assets		
Cash and cash equivalents due from Woronoco Savings Bank	$ 3,754	$ 5,147
Investment in common stock of Woronoco Savings Bank	58,806	59,328
Investment in common stock of WRO Funding Corporation	5,218	5,022
Other assets	2,165	1,727
Total assets	$ 69,943	$ 71,224
Liabilities and Stockholders' Equity		
Accrued expenses	$ 87	$ 119
Other liabilities	7	346
Total liabilities	94	465
Stockholders' equity	69,849	70,759
Total liabilities and stockholders' equity	$ 69,943	$ 71,224

(Dollars in Thousands)

CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (continued)

STATEMENTS OF INCOME	Years Ended December 31, 2001	2000	1999
Income:			
Dividends from Woronoco Savings Bank	$ 7,398	$ 3,686	$ 3,275
Interest on investments	-	406	201
Miscellaneous income	-	-	8
Total income	7,398	4,092	3,484
Operating expenses:			
Charitable contributions	-	-	4,444
Other	479	522	352
Total operating expenses	479	522	4,796
Income (loss) before income taxes and equity in undistributed net income (loss) of subsidiaries	6,919	3,570	(1,312)
Applicable income tax benefit	(163)	(36)	(1,549)
Income before equity in undistributed net income (loss) of subsidiaries	7,082	3,606	237
Equity in undistributed net income (loss) of Woronoco Savings Bank	(3,029)	223	1,010
Equity in undistributed net income of WRO Funding Corporation	195	255	158
Net income	$ 4,248	$ 4,084	$ 1,405

CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (concluded)

STATEMENTS OF CASH FLOWS	Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 4,248	$ 4,084	$ 1,405
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net loss (income) of Woronoco Savings Bank	3,029	(223)	(1,010)
Equity in undistributed net income of WRO Funding Corporation	(195)	(255)	(158)
Charitable contribution in the form of Woronoco Bancorp, Inc. common stock	-	-	4,444
Deferred tax benefit	-	-	(1,511)
Other, net	(469)	318	(488)
Net cash provided by operating activities	6,613	3,924	2,682
Cash flows from investing activities:			
Investment in Woronoco Savings Bank	(128)	(99)	(26,754)
Investment in WRO Funding Corporation	-	-	(4,609)
Other, net	-	-	73
Net cash used in investing activities	(128)	(99)	(31,290)
Cash flows from financing activities			
Proceeds from issuance of common stock	-	-	53,482
Payments to acquire common stock	(6,795)	(18,052)	(1,790)
Proceeds from reissuance of treasury stock	35	-	-
Payments to purchase common stock for Company's stock award plan	-	-	(2,472)
Dividends paid	(1,118)	(1,003)	(235)
Net cash (used in) provided by financing activities	(7,878)	(19,055)	48,985
Net (decrease) increase in cash and cash equivalents	(1,393)	(15,230)	20,377
Cash and cash equivalents at beginning of year	5,147	20,377	-
Cash and cash equivalents at end of year	$ 3,754	$ 5,147	$ 20,377

Item 9. Change in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information relating to Directors and Executive Officers of the Registrant is incorporated herein by reference to the caption "Proposal 1 – Election of Directors" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2002.

Item 11. Executive Compensation.

The response to this Item is contained in the discussion under the captions "Executive Compensation" (excluding the Executive Compensation Committee Report and Stock Performance Graph) and "Directors' Compensation" of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2002, which is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The response to this Item is contained in the discussion under the caption "Stock Ownership" contained in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2002, which is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions.

The response to this Item is contained in the discussion under the caption "Transactions With Management" contained in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2002, which is incorporated by reference herein.

PART IV

Item 14. Exhibits, Financial Statements Schedules, and Reports on Form 8-K.

(a) 1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are filed as part of this document under Item 8:

- Independent Auditors' Report
- Consolidated Balance Sheets at December 31, 2001 and 2000
- Consolidated Statements of Income for the Years Ended December 31, 2001, 2000 and 1999
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999
- Notes to Consolidated Financial Statements

(a) 2. Financial Statement Schedules

Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(b) Reports on Form 8-K filed during the last quarter of 2001

On December 3, 2001, Woronoco Bancorp, Inc filed a Form 8-K in which it announced that the Bank had completed its acquisition of Keyes & Mattson Insurance Agency, Inc. The Bank merged the agency with its existing subsidiary Agan Insurance Agency, Inc. The new agency is operating under the name Keyes, Mattson & Agan Insurance Agency, Inc. and is a wholly owned insurance subsidiary of Woronoco Savings Bank. A press release announcing the acquisition was filed by exhibit.

On November 2, 2001, Woronoco Bancorp, Inc. filed a Form 8-K in which it announced that the Company had completed its purchase of a total of 415,446 shares of the Company's common stock and announced its intention to repurchase up to 373,952, or 10% of the Company's outstanding common stock. A press release announcing the stock repurchase was filed by exhibit.

(c) Exhibits Required by Securities and Exchange Commission Regulation S-K

Exhibit Number	
3.1	Certificate of Incorporation of Woronoco Bancorp, Inc. (1)
3.2	Amended Bylaws of Woronoco Bancorp, Inc. (2)
4.0	Stock Certificate of Woronoco Bancorp, Inc. (1)
10.1	Woronoco Bancorp, Inc. 1999 Stock Based Incentive Plan (3)
10.2	Woronoco Bancorp, Inc. 2001 Stock Option Plan (4)
10.3	Employment Agreement between Woronoco Bancorp, Inc. and Cornelius D. Mahoney (5)
10.4	Employment Agreement between Woronoco Savings Bank and Cornelius D. Mahoney (5)
10.5	Employment Agreement between Woronoco Bancorp, Inc. and Agostino J. Calheno (6)
10.6	Employment Agreement between Woronoco Savings Bank and Agostino J. Calheno (6)
10.7	Employment Agreement between Woronoco Bancorp, Inc. and Debra L. Murphy (6)
10.8	Employment Agreement between Woronoco Savings Bank and Debra L. Murphy (6)
10.9	Woronoco Savings Bank Supplemental Executive Retirement Plan (1)
10.10	Woronoco Savings Bank Employee Severance Compensation Plan (1)
10.11	Change in Control Agreement between Woronoco Savings Bank and Robert W. Thomas
11.0	Statement Re: Computation of Per Share Earnings
21.0	Subsidiaries Information Incorporated Herein By Reference to Part 1 – Subsidiaries
23.0	Consent of Wolf & Company, P.C.

(1) Incorporated by reference into this document from the Exhibits filed with the Registration Statement on Form S-1, and any amendments thereto, Registration No. 333-67255.

(2) Incorporated by reference into this document from the Exhibit filed with the Form 10-Q on November 14, 2001.

(3) Incorporated by reference to the Proxy Statement for the 2000 Annual Meeting of Shareholders filed on March 20, 2000.

(4) Incorporated by reference to the Proxy Statement for the 2001 Annual Meeting of Shareholders filed on March 12, 2001.

(5) Incorporated by reference into this document from the Exhibits filed with the Form 10-Q filed on May 15, 2001.

(6) Incorporated by reference into this document from the Exhibits filed with the Form 10-Q filed on May 14, 1999.

CONFORMED

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woronoco Bancorp, Inc.

By: /s/ Cornelius D. Mahoney
Cornelius D. Mahoney
Chairman of the Board, President and Chief Executive Officer

March 18, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/Cornelius D. Mahoney Cornelius D. Mahoney	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	March 18, 2002
/s/Debra L. Murphy Debra L. Murphy	Executive Vice President and Chief Financial Officer (principal accounting and financial officer)	March 18, 2002
/s/James A. Adams James A. Adams	Director	March 18, 2002
/s/William G. Aiken William G. Aiken	Director	March 18, 2002
/s/Francis J. Ehrhardt Francis J. Ehrhardt	Director	March 18, 2002
/s/Joseph M. Houser, Jr. Joseph M. Houser, Jr.	Director	March 18, 2002
/s/Joseph P. Keenan Joseph P. Keenan	Director	March 18, 2002

/s/Carmen J. Mascaro Carmen J. Mascaro	Director	March 18, 2002
/s/Richard L. Pomeroy Richard L. Pomeroy	Director	March 18, 2002
/s/Norman H. Storey Norman H. Storey	Director	March 18, 2002
/s/Ann V. Schultz Ann V. Schultz	Director	March 18, 2002
/s/D. Jeffrey Templeton D. Jeffrey Templeton	Director	March 18, 2002

DIRECTORS AND OFFICERS

Directors of Woronoco Bancorp, Inc. and Woronoco Savings Bank

Cornelius D. Mahoney
Chairman of the Board, President and Chief Executive Officer Woronoco Bancorp, Inc. and Woronoco Savings Bank

James A. Adams
President, Adams Funeral Service, Inc.

William G. Aiken
Pharmacy Manager

Francis J. Ehrhardt
Manager, Commercial Properties

Joseph M. Houser, Jr.
Proprietor, Certified Public Accountant

Joseph P. Keenan, M.D.
Physician

Carmen J. Mascaro
Retired, Former Corporate Treasurer Enesco Group, Inc.

Richard L. Pomeroy
Retired Proprietor of Insurance Agency

Ann V. Schultz
Retired, Former Vice President of Woronoco Savings Bank

Norman H. Storey
Real Estate Broker

D. Jeffrey Templeton
President, The Mosher Company, Inc.

Executive Officers of Woronoco Bancorp, Inc.

Cornelius D. Mahoney
Chairman of the Board, President and Chief Executive Officer

Debra L. Murphy
Executive Vice President and Chief Financial Officer

Agostino J. Calheno
Executive Vice President

Executive Officers of Woronoco Savings Bank

Cornelius D. Mahoney
Chairman of the Board, President and Chief Executive Officer

Debra L. Murphy
Executive Vice President and Chief Financial Officer

Agostino J. Calheno
Executive Vice President and Chief Credit Officer

INVESTOR AND CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Woronoco Bancorp, Inc.
31 Court Street, Westfield, Massachusetts 01085-3562
(413) 568-9141

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. on Friday, April 26, 2002 at the Springfield-Marriott, The Corner of Boland and Columbus Avenues, Springfield, Massachusetts 01115. Shareholders are encouraged to attend.

Annual Report on Form 10-K

A copy of Woronoco Bancorp, Inc.'s annual report on Form 10-K without exhibits is available without charge to shareholders upon written request. Requests should be sent to Ms. Terry J. Bennett, Corporate Secretary, Woronoco Bancorp, Inc., 31 Court Street, Westfield, Massachusetts 01085-3562.

Stock Transfer/Register

Questions regarding the transfer of stock, lost certificates, address changes, account consolidation and cash dividends should be addressed to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, or you may call (800) 368-5948. Allow three weeks for a reply.

Special Counsel

Muldoon Murphy & Faucette LLP, 5101 Wisconsin Avenue, NW, Washington, DC 20016.

Independent Auditors

Wolf & Company, PC., One International Place, Boston, Massachusetts 02110-9801.

Inquiries

Security analysts, retail brokers and shareholders seeking financial information should contact Mr. Mark Roberts, Vice President – Finance. Requests for written materials can be forwarded to the attention of Ms. Terry J. Bennett, Corporate Secretary.

Stock Information

Woronoco Bancorp, Inc., is traded on the American Stock Exchange (the "AMEX") under the ticker symbol "WRO". As of February 26, 2002, Woronoco Bancorp, Inc. had 3,716,762 shares of common stock outstanding and approximately 1,776 shareholders of record. Woronoco Bancorp, Inc. investor relations information is available through the Bank's website at www.woronoco.com.

Stock Price

The following table illustrates Woronoco Bancorp, Inc.'s dividend payments and high and low sales prices on the AMEX during the four quarters of 2001 and 2000. The Company's common stock began trading on March 19, 1999.

	2001			2000		
Quarter	Dividend	High	Low	Dividend	High	Low
1st Quarter	$0.0675	$15.50	$12.63	$0.0500	$10.38	$9.38
2nd Quarter	$0.0700	$15.20	$14.43	$0.0525	$10.94	$9.75
3rd Quarter	$0.0800	$17.20	$15.30	$0.0600	$12.69	$10.50
4th Quarter	$0.1000	$17.90	$16.25	$0.0625	$13.00	$11.06

EXECUTIVE OFFICE

31 Court Street
Westfield, MA 01085

BRANCH LOCATIONS

Amherst
Big Y World Class Market
175 University Drive
Amherst, MA 01002

East Longmeadow
72 Shaker Road
East Longmeadow, MA 01028

Feeding Hills
1359 Springfield Street
Feeding Hills, MA 01030

Holyoke
ATM Location
98 Lower Westfield Road
Holyoke, MA 01040

Ludlow
431 Center Street
Ludlow, MA 01056

South Hadley
74 Lamb Street
South Hadley, MA 01075

Big Y World Class Market
44 Willimansett Street, Route 33
South Hadley, MA 01075

Southwick
Gristmill Plaza
608 College Highway
Southwick, MA 01077

Big Y Plaza
185 College Highway
Southwick, MA 01077

Springfield
Big Y World Class Market
800 Boston Road
Springfield, MA 01119

West Springfield
Big Y World Class Market
503 Memorial Avenue
West Springfield, MA 01089

Westfield
31 Court Street
Westfield, MA 01085

44 Little River Road
Westfield, MA 01085

ATM Location
Dunkin' Donuts
127 North Elm Street
Westfield, MA 01085

WORONOCO®
BANCORP, INC.

31 Court Street, Westfield, MA
Phone: 413-568-9141 • Toll Free: 888-972-4123
www.woronoco.com